CUSIP No. 0002296781                                         Page 1 of 73 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                          Cubist Pharmaceuticals, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                 (CUSIP Number)

Jeremy L. Curnock Cook                      John C. MacMurray, Esq.
Rothschild Asset Management Ltd.            Reboul, MacMurray, Hewitt,
Five Arrows House                             Maynard & Kristol
St. Swithin's Lane                          45 Rockefeller Plaza
London EC4N 8NR England                     New York, New York  10111
Tel. 011-171-280-5000                       Tel. (212) 841-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 10, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


--------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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CUSIP No. 0002296781                                          Page 2 of 73 Pages


1)   Name of Reporting Person               International
     S.S. or I.R.S. Identification          Biotechnology
     No. of Above Person                    Trust plc

2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]

3)   SEC Use Only

4)       Source of Funds                                       WC

5)       Check if Disclosure of
         Legal Proceedings is                     Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

6)       Citizenship or Place
         of Organization                                       United Kingdom

Number of                                 7)   Sole Voting  1,449,662 shares of
Shares Beneficially                            Power        Common Stock, $.001
Owned by                                                    par value ("Common
Reporting Person                                            Stock")(including
                                                            shares issuable upon
                                                            exercise of
                                                            warrants)

                                          8)   Shared Voting
                                               Power                      -0-

                                          9)   Sole Disposi- 1,449,662 shares of
                                               tive Power    Common Stock
                                                             (including
                                                             shares issuable
                                                             upon exercise of
                                                             warrants)

                                          10) Shared Dis-
                                              positive Power       -0-


11)  Aggregate Amount Beneficially                           1,449,662 shares of
     Owned by Each Reporting Person                          Common Stock
                                                             (including
                                                             shares issuable
                                                             upon exercise of
                                                             warrants)




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CUSIP No. 0002296781                                          Page 3 of 73 Pages



12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                                8.7%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                        CO




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CUSIP No. 0002296781                                          Page 4 of 73 Pages



                         Amendment No. 1 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 28, 1997 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended by adding the following thereto:

          This statement relates to the purchase by IBT of 222,223 shares of Common Stock from the Issuer pursuant to a Securities Purchase Agreement dated as of September 10, 1998 by and between the Issuer and the several purchasers named therein, including IBT (the "September 1998 Purchase Agreement"), as part of a private placement by the Issuer of 6,065,560 shares of Common Stock to new and existing shareholders (the "September 1998 Private Placement"), at a purchase price of $2.25 per share. The September 1998 Purchase Agreement is attached hereto as Exhibit A, and any description thereof is qualified in its entirety by reference thereto. The source of funds for such purchase was IBT's working capital, or funds available for investment. In addition, in accordance with the terms of the September 1998 Purchase Agreement, the Issuer issued to IBT a Common Stock Purchase Warrant, exercisable for 111,112 shares of Common Stock at an exercise price of $2.25 per share (the "Warrant"), for no additional consideration.

Item 5.  Interest in Securities of the Issuer.

          Item 5 is hereby amended and restated to read in its entirety as follows:

          (a) Based on a total of 16,646,954 shares of Common Stock outstanding after the completion of the September 1998 Private Placement, and giving effect to the exercise of the Warrant held by IBT, IBT owns 1,449,662 shares of Common Stock, or approximately 8.7% of the Common Stock outstanding.

          (b) Except as described in Item 6 of the Schedule 13D, IBT has sole power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock referred to in paragraph (a) above.

          (c) Except as described in this statement, neither IBT




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CUSIP No. 0002296781                                          Page 5 of 73 Pages



nor any of the persons identified in Item 2 above has effected any transaction in the Common Stock in the past 60 days.

          (d) No other person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by IBT.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.

          Item 6 is hereby amended by adding the following thereto:

          In accordance with the terms of the September 1998 Purchase Agreement, IBT has entered into a Lock-up Agreement, the form of which is annexed hereto as Exhibit E to the September 1998 Purchase Agreement, pursuant to which it has agreed not to sell any shares of Common Stock within 180 days following the closing of the September 1998 Private Placement

          As a condition to the September 1998 Purchase Agreement, the Issuer and IBT entered into a Registration Rights Agreement made as of September 10, 1998 (the "September 1998 Registration Rights Agreement") with respect to the shares of Common Stock purchased in the September 1998 Private Placement (and shares of Common Stock underlying the Warrant). Pursuant to the September 1998 Registration Rights Agreement, the Issuer agreed to file with the Securities and Exchange Commission, within ten business days after the closing of the September 1998 Private Placement, a registration statement on Form S-3, for the purpose of registering under the Securities Act of 1933, as amended, such shares for resale. The September 1998 Registration Rights Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A -- September 1998 Purchase Agreement (appears at Page 7)

         Exhibit B -- September 1998 Registration Rights
                      Agreement (appears at Page 59)




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CUSIP No. 0002296781                                          Page 6 of 73 Pages





                                    Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 1998

                                          INTERNATIONAL BIOTECHNOLOGY TRUST PLC


                                          By:/s/ Jeremy L. Curnock Cook
                                                      Director


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CUSIP No. 0002296781                                         Page 7 of 73 Pages

                                                             EXHIBIT A

                          CUBIST PHARMACEUTICALS, INC.

                          SECURITIES PURCHASE AGREEMENT

     This SECURITIES PURCHASE AGREEMENT is dated as of the 10th day of September, 1998 by and between CUBIST PHARMACEUTICALS, INC., a Delaware corporation with its principal office at 24 Emily Street, Cambridge, Massachusetts 02139 (the "Company"), and the several purchasers named in the attached Exhibit A (individually, a "Purchaser" and collectively, the "Purchasers").

     WHEREAS, the Company desires to issue and sell to the Purchasers, and the Purchasers, severally, desire to purchase from the Company, 6,065,560 shares (the "Purchased Shares") of the authorized but unissued shares of common stock, $.001 par value per share, of the Company (the "Common Stock"), and the Company desires to issue to the Purchasers, and the Purchasers desire to acquire from the Company, Common Stock Purchase Warrants exercisable, in the aggregate, for 3,032,783 shares of Common Stock.

     NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the parties hereto agree as follows:

     1. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

          (a) "Affiliate" of a party means any corporation or other business entity (and, in addition in the case of Sofinov, a governmental body) controlled by, controlling or under common control with such party. For this purpose "control" shall mean direct or indirect beneficial ownership of more than fifty percent (50%) of the voting or income interest in such corporation or other business entity (and, in the case of Sofinov, such governmental body).

          (b) "Closing" shall have the meaning ascribed to such term in Section
2.4 hereof.

          (c) "Closing Date" means the date of the Closing.

          (d) "Exchange Act" means the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

          (e) "Majority Purchasers" means, at the relevant time of reference thereto, those Purchasers, who at Closing would have the right to acquire more than fifty percent (50%) of the Purchased Shares, provided that Sofinov forms part of such group.




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CUSIP No. 0002296781                                         Page 8 of 73 Pages


          (f) "Majority Other Purchasers" means, at the relevant time of reference thereto, those Other Purchasers holding more than fifty percent (50%) of the Purchased Shares and Warrant Shares then held by all of the Other Purchasers.

          (g) "Other Purchasers" means all of the Purchasers listed on Exhibit A hereto other than Sofinov.

          (h) "Registration Rights Agreement" shall mean that certain Registration Rights Agreement, dated as of the date hereof, among the Company and the Purchasers.

          (i) "SEC" shall mean the Securities and Exchange Commission.

          (j) "Securities" shall mean, collectively, the Purchased Shares, the Warrants and the Warrant Shares.

          (k) "Securities Act" shall mean the Securities Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

          (l) "Shares" shall mean, collectively, the Purchased Shares and the Warrant Shares.

          (m) "Sofinov" means Societe Financiere d'Innovation Inc., a company organized under the laws of the Province of Quebec.

          (n) "Warrants" shall have the meaning ascribed to such term in Section
2.2 hereof.

          (o) "Warrant Shares" means the shares of Common Stock issued and/or issuable upon exercise of any or all of the Warrants.

     2. Purchase and Sale of Purchased Shares, Issuance of Common Stock Purchase Warrants.

          2.1 Purchase and Sale. Subject to and upon the terms and conditions set forth in this Agreement, the Company agrees to issue and sell to each Purchaser, and each Purchaser, severally, hereby agrees to purchase from the Company, at the Closing, the number of shares of Common Stock set forth opposite the name of such Purchaser under the leading "Number of Purchased Shares to be Purchased" on Exhibit A hereto, at a purchase price of $2.25 per share. The total purchase price payable by each Purchaser for the number of shares of Common Stock that such Purchaser is hereby agreeing to purchase is set forth opposite the name of such Purchaser under the heading "Purchase Price" on

CUSIP No. 0002296781                                        Page  9 of 73 Pages


Exhibit A hereto. The aggregate purchase price payable by all of the Purchasers to the Company for all of the Purchased Shares shall be $13,647,510.

          2.2 Issuance of Common Stock Purchase Warrants. Subject to and upon the terms and conditions set forth in this Agreement, the Company agrees to issue to each Purchaser, at the Closing, a Common Stock Purchase Warrant, substantially in the form attached as Exhibit B hereto (each individually, a "Warrant" and, collectively with all Common Stock Purchase Warrants issued pursuant to this Section 2.2 to the other Purchasers, the "Warrants"), exercisable for the number of shares of Common Stock set forth opposite the name of such Purchaser under the heading "Number of Warrant Shares" on Exhibit A hereto, at an exercise price of $2.25 per share. No additional consideration shall be payable by any Purchaser in respect of the issuance by the Company of such Purchaser's Warrant at the Closing.

          2.3 Reservation of Warrant Shares. Prior to the Closing Date, the Company will have duly authorized and reserved, free of preemptive rights and other preferential rights, an aggregate of 3,032,783 shares of Common Stock for issuance upon exercise of the Warrants. The Company covenants to continue to reserve, free of preemptive rights and other preferential rights, a sufficient number of its authorized but unissued shares of Common Stock for issuance upon exercise of the Warrants.

          2.4 Closing. The closing of the transactions contemplated under this Agreement (the "Closing") shall take place at the Boston offices of Bingham Dana LLP, 150 Federal Street, Boston, Massachusetts 02110 at 10:00 a.m. on the earlier of (i) the second business day after the Company shall have given written notice (the "Closing Notice") to the Purchasers that it believes all of the conditions precedent set forth in Section 5.1 have been satisfied in full or
(ii) thirty (30) days from the date hereof, or at such other location, date and time as may be agreed upon between the Purchasers and the Company. The fact that the Company shall have given such Closing Notice shall not limit any Purchaser's right to disagree with such Closing Notice.

     3. Representations and Warranties of the Company. The Company hereby represents and warrants to each of the Purchasers as follows:

          3.1 Incorporation. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, except where the failure to so qualify would not have a material adverse effect upon the Company. The Company has all requisite corporate power and authority to carry on its business as now conducted. The Company has no subsidiaries.

CUSIP No. 0002296781                                        Page 10 of 73 Pages


          3.2 Capitalization. The authorized capital stock of the Company consists of (i) 25,000,000 shares of Common Stock, of which 10,581,394 shares are outstanding on the date hereof and (ii) 5,000,000 shares of preferred stock, of which no shares are outstanding on the date hereof. Except as set forth in
Schedule 3.2 hereto, there are no existing options, warrants, calls, preemptive (or similar) rights, subscriptions or other rights, agreements, arrangements or commitments of any character obligating the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of the capital stock of the Company or other equity interests in the Company or any securities convertible into or exchangeable for such shares of capital stock or other equity interests, and there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests.

          3.3 Authorization. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement, the Warrants and the Registration Rights Agreement and the consummation of the transactions contemplated herein and therein has been taken. When executed and delivered by the Company, each of this Agreement, the Warrants and the Registration Rights Agreement shall constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and by general equitable principles. The Company has all requisite corporate power to enter into this Agreement, the Warrants and the Registration Rights Agreement and to carry out and perform its obligations under the terms of this Agreement, the Warrants and the Registration Rights Agreement.

          3.4 Valid Issuance of the Purchased Shares, Warrants and Warrant Shares. The Purchased Shares being purchased by the Purchasers hereunder will, upon issuance pursuant to the terms hereof, be duly authorized and validly issued, fully paid, nonassessable and free of any liens or encumbrances created by the Company and will be in compliance with applicable state and federal securities laws. The Warrants to be issued to the Purchasers hereunder will, upon issuance pursuant to the terms hereof, be duly authorized, validly issued and free of any liens or encumbrances created by the Company and will be in compliance with applicable state and federal securities laws. The reservation, issuance, sale and delivery by the Company of the Warrant Shares have been duly authorized by all requisite corporate action of the Company, and the Warrant Shares have been duly reserved in accordance with Section 2.3 of this Agreement. The Warrant Shares, upon issuance pursuant to the terms of the Warrants (i) will be validly issued, fully paid, nonassessable and free of any liens or encumbrances created by the Company and, (ii) will be, assuming that at the time of exercise the holder of such Warrants is an accredited investor and assuming no change in the applicable state and federal securities laws, in compliance with applicable state and federal securities laws.




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
CUSIP No. 0002296781                                        Page 11 of 73 Pages


          3.5 SEC Documents. The Company has furnished to ease Purchaser, a true and complete copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1997, the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998, the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 1998, and any other statement, report, registration statement (other than registration statements on Form S-8) or definitive proxy statement filed by the Company with the SEC during the period commencing June 30, 1998 and ending on the date hereof. The Company will, promptly upon the filing thereof, also furnish to each Purchaser all statements, reports (including, without limitation, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K), registration statements and definitive proxy statements filed by the Company with the SEC during the period commencing on the date hereof and ending on the Closing Date (all such materials required to be furnished to each Purchaser pursuant to this sentence or pursuant to the next preceding sentence of this Section 3.5 being called, collectively, the "SEC Documents"). As of their respective filing dates, the SEC Documents complied or will comply in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, as of their respective filing dates, except to the extent corrected by a subsequently filed SEC Document. The Company has, during the period that the Company has been subject to the requirements of Section 12 or 15(d) of the Exchange Act, filed in a timely manner all reports and other material required to be filed by it pursuant to Section 13, 14 or 15(d) of the Exchange Act. The Company has not filed any amendment to its Annual Report on Form 10-K for the year ended December 31, 1997, its Quarterly Report on Form 10-Q for the three months ended March 31, 1998, or its Quarterly Report on Form 10-Q for the three months ended June 30, 1998. As of the date hereof, the Company has not filed any Current Report on Form 8-K for any period I ending on the date hereof.

          3.6 Financial Statements. The Company's audited Statements of Income, Stockholders' Equity and Cash Flows for each of the fiscal years ended December 31, 1996 and 1997 and the Company's audited Balance Sheet as of December 31, 1997 are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, a copy of which has been delivered to the Purchasers. The Company's unaudited Statements of Income, Stockholders' Equity and Cash Flows for the period from January 1, 1998 to June 30, 1998 and the Company's unaudited Balance Sheet as of June 30, 1998 are included in the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 1998, a copy of which has been delivered to the Purchasers. All of the financial statements referred to above in this Section 3.6 are hereinafter referred to, collectively, as the "Financial Statements". The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved, and fairly present, in all material respects, the financial position of the Company and the results of its operations as of the date and for the periods indicated thereon, except that those Financial



                                                       5



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CUSIP No. 0002296781                                        Page 12 of 73 Pages


Statements that are unaudited may not have been prepared in accordance with generally accepted accounting Principles because of the absence of footnotes normally contained therein and may be subject to normal year-end audit adjustments which, individually, and in the aggregate, will not be material.

          3.7 Consents. All consents, approvals, orders, authorizations, registrations, qualifications, and filings required on the part of the Company to be obtained or made prior to the Closing in connection with the execution, delivery or performance of this Agreement, the Warrants and the Registration Rights Agreement, and the consummation of the transactions contemplated herein and therein have been obtained or made or will be obtained or made, prior to the Closing.

          3.8 No Conflict. The execution and delivery of this Agreement, the Warrants and the Registration Rights Agreement by the Company and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit or give rise to an event which results in the creation of any lien, charge or encumbrance upon any of the Company's properties or assets under (i) any provision of the Certificate of Incorporation or By-laws of the Company or
(ii) any agreement or instrument, permit, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Company or its respective properties or assets.

          3.9 Absence of Litigation. There is no action, suit or Proceeding or, to the Company's knowledge, any investigation, pending, or to the Company's knowledge, threatened against the Company and in which an unfavorable outcome, ruling or finding in any said matter, or for all matters taken as a whole, might have a material adverse effect on the Company. The foregoing includes, without limitation, any such action, suit, proceeding or investigation that questions this Agreement, the Warrants or the Registration Rights Agreement or the right of the Company to execute, deliver and perform under same.

          3.10 Nasdaq National Market. The Common Stock is listed on the Nasdaq National Market, and there are no proceedings to revoke or suspend such listing. The sale of the Securities as contemplated hereby will not result in a violation of the Nasdaq rules and regulations.

          3.11 Brokers or Finders. Except for Pacific Growth Equities, Inc., the Company has not dealt with any broker or finder in connection with the transactions contemplated by this Agreement, and the Company has not incurred, and shall not incur, directly or indirectly, any liability for any brokerage or finders' fees or agents commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby. All fees payable to Pacific Growth Equities, Inc. will be paid by the Company.



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CUSIP No. 0002296781                                        Page 13 of 73 Pages


          3.12 Compliance With Laws. The Company has complied, and is in compliance with, all federal, state, county, local and foreign laws, rules, regulations, ordinances, decrees and orders applicable to the operation of its business or to the real property or personal property that it owns or leases (including, without limitation, all such law, rules, ordinances, decrees and orders relating to federal food and drug administration, antitrust, consumer protection, currency exchange, environmental protection, equal opportunity, health, occupational safety, pension, securities and trading-with-the-enemy matters), the failure to comply with which would, individually or in the aggregate, have a material adverse effect on the Company. The Company has not received any notification of any asserted present or past unremedied failure by the Company to comply with any of such laws, rules, regulations, ordinances, decrees or orders.

          3.13 Private Offering. During the six months preceding the date of this Agreement, neither the Company nor any person acting on its behalf has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of any security (as defined in the Securities
Act) that is or may be integrated "with the sale of the Purchased Shares and the Warrants in a manner that would require the registration of the Purchased Shares or the Warrants under the Securities Act. During the six months preceding the date of this Agreement, neither the Company nor any person acting on its behalf has offered or sold any Purchased Shares or Warrants by means of any general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act. Assuming the accuracy of the Purchasers' representations in
Section 4 hereof, the offering and sale of the Purchased Shares and the Warrants will satisfy the requirements of Rule 506 under the Securities Act.

          3.14 Changes.

          (a)  Since June 30, 1998, there has not been:

               (i) any damage, destruction or loss (whether or not covered by insurance) to its assets which has had or is expected to have a material adverse effect on the Company;

               (ii) any material change in the accounting; methods or practices followed by the Company;

               (iii) any material debt, obligation or liability (whether absolute or contingent) incurred by the Company (whether or not presently outstanding) except (x) current liabilities incurred, and obligations under agreements entered into, in the ordinary course of business and (y) obligations or liabilities entered into or incurred in connection with the execution of this Agreement; or




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
CUSIP No. 0002296781                                         Page 14 of 73 Pages


               (iv) any sale, lease, abandonment or other disposition by the Company of any real property or, other than in the ordinary course of business, of any equipment or other operating properties or, other than in the ordinary course of business, any sale, assignment, transfer, license or other disposition by the Company of any intellectual property or other intangible asset.

          (b) Notwithstanding anything to the contrary in this Agreement, if, after the date of this Agreement the Company discloses information concerning at event that renders the representation and warranty set forth in this Section
3.14 inaccurate, and such information is material and not otherwise available to the public generally, the Purchasers agree not to sell, assign or otherwise transfer any of the Securities based on such material non-public information until such material non-public information is made available to the public generally. In the event that the Closing contemplated hereby actually occurs, the Company shall disclose such material non-public information in the Registration Statement required to be filed pursuant to the Registration Rights Agreement.

          3.15 Material Contracts. Except as set forth on Schedule 3.15 hereto, the contracts listed as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998, the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 1998, are all of the material contracts (as defined in the Securities Exchange Act of 1934 as amended) to which the Company is a party or by which it or its assets may be bound. The Company is, and, to the best of the Company's knowledge, all other parties to such material contracts are, in compliance in all material respects with their obligations thereunder.

          3.16 Title to Properties and Assets, Liens, etc. The Company has good and marketable title to its properties and assets, and good title to its leasehold estates, in each case subject to no mortgage, pledge, lien, lease, encumbrance, or charge, other than (i) those resulting from taxes which have not yet become delinquent, (ii) minor liens and encumbrances which do not materially detract from the value of the property subject thereto or have a material adverse effect on the Company, and (iii) those that have otherwise arisen in that ordinary course of business.

          3.17 Patents and Trademarks. To the best of the Company's knowledge, the Company has sufficient title and ownership of or rights to use such trade names, copyrights, trade secrets, information, patents, trademarks, service marks, rights and processes (including all applications therefor) as are necessary for its business as now conducted ani as proposed to be conducted, without any conflict with or infringement of the rights of others. Except as set forth in the exhibit list to the Company's 1997 Form 10-K, there are no material options, licenses, or agreements of any kind relating to the foregoing, nor is the Company bound by or a party to any material options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, proprietary rights and processes of



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
CUSIP No. 0002296781                                         Page 15 of 73 Pages


any other person or entity. The Company has not received any communications alleging that the Company has violated or, by conducting its business as now conducted or proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity. The Company is not aware that any of its employees is obligated under any contract (including licenses, covenants or Commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of his or her best efforts to promote the interests of the Company or that would conflict with the Company's business as now conducted or proposed to be conducted. To the best of the Company's knowledge, no person or entity is infringing or threatening to infringe the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of the Company. All employees, officers and directors, other than those employees who are not privy to any of the Company's confidential information, are bound by confidentiality and assignment of intellectual property and technology agreements and such agreements and obligations do not confer on any such person any rights of the intellectual property of the Company.

          3.18 Labor Matters. The Company has no collective bargaining agreement with any of its employees and, to the Company's knowledge, there is no labor union organizing activity pending or threatened with respect to the Company. There are no disputes pending or, to the knowledge of the Company, threatened between the Company, on the one hand, and any of its employees, on the other hand, other than employee grievances arising in the ordinary course of business which would not, individually or in the aggregate, have a material adverse effect on the Company.

          3.19 Form S-3 Eligibility. The Company is eligible to file a Registration Statement on Form S-3. or any successor form, pursuant to Section 3(a) of the Registration Rights Agreement. The Company is not aware of any facts that would present or destroy such eligibility.

     4. Representations and Warranties of the Purchasers. Each Purchaser severally for itself, and not jointly with the other Purchasers, represents and warrants to the Company as follows:

          4.1 Authorization. All action on the part of such Purchaser and, if applicable, its officers, directors, partners and shareholders necessary for the authorization, execution, delivery and performance of this Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated herein and therein has been taken. When executed and delivered, each of this Agreement and the Registration Rights Agreement will constitute the legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights

CUSIP No. 0002296781                                         Page 16 of 73 Pages


generally and by general equitable principles. Such Purchaser has all requisite corporate, trust or partnership (as the case may be) power to enter into each of this Agreement and the Registration Rights Agreement and to carry out and perform its obligations under the terms of this Agreement and the Registration Rights Agreement.

          4.2 Purchase Entirely for Own Account. Such Purchaser is acquiring the Purchased Shares and the Warrant being acquired by it hereunder, and will acquire any Warrant Shares issued by the Company upon exercise of such Purchaser's Warrant, or investment, for its own account, and not for resale or with a view to distribution thereof in violation of the Securities Act.

          4.3 Investor Status; Etc. Such Purchaser certifies and represents to the Company that, at the time such Purchaser acquires any of the Purchased Shares and the Warrants, such Purchaser will be an "Accredited Investor" as defined in Rule 501 of Regulation D promulgated under the Securities Act. Such Purchaser's financial condition is such that it is able to bear the risk of holding any and all of the Securities acquired by it for an indefinite period of time and the risk of loss of its entire investment. Such Purchaser has been afforded the opportunity to ask questions of and receive answers from the management of the Company concerning the Company and its business and this investment, and has also been afforded the opportunity to review any relevant documents and records concerning the business of the Company. Such Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Company. This representation shall not be deemed to limit the Company's representations and warranties contained in Section 3 of this Agreement.

          4.4 Securities Not Registered. Such Purchaser understands that because the Securities are issued by the Company in a transaction exempt from the registration requirements of the Securities Act, the Securities have not been registered under the Securities Act, and that the Securities must continue to be held by such Purchaser unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration. The Purchaser understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the Securities fact depend on the satisfaction of various conditions, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts.

          4.5 Additional Investment Representations. Such Purchaser shall deliver to the Company a Certificate of Additional Investment Representations in the form of Exhibit C hereto (in each case, an "Investment Representations Certificate"). Such Purchaser acknowledges that the Company is relying on the truth and accuracy of the Representations and warranties contained in its Investment Representations Certificate in the offering of those Purchased Shares being offered for sale to such Purchaser without having first registered such Purchased Shares under the Securities Act.

CUSIP No. 0002296781                                         Page 17 of 73 Pages


          4.6 No Conflict. The execution and delivery of this Agreement and the Registration Rights Agreement by such Purchaser and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in any violation of or default by such Purchaser (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under (i) any provision of the organizational documents of such Purchaser or (i) any agreement or instrument, permit, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to such Purchaser or its respective properties or assets.

          4.7 Consents. All consents, approvals, orders and authorizations required on the part of such Purchaser in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated herein have been obtained or will be obtained prior to the Closing.

          4.8 Brokers. Such Purchaser has not retained, utilized been represented by any broker or finder in connection with the transactions contemplated by this Agreement.

     5.   Conditions Precedent.

          5.1 Conditions to the Obligation of the Purchasers to Consummate the Closing. The obligation of each Purchaser to consummate the Closing and to purchase and pay for the Purchased Shares being purchased by it pursuant to this Agreement is subject to the satisfaction of the following conditions precedent:

          (a) The representations and warranties contained herein of the Company shall be true and correct on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

          (b) The Registration Rights Agreement shall have been executed and delivered by the Company, and the Warrant issuable to such Purchaser hereunder shall have been executed and delivered to such Purchaser by the Company.

          (c) The Company shall not have been adversely affected in any material way prior to the Closing Date; and the Company shall have performed all obligations and conditions herein required to be performed or observed by the Company on or prior to the Closing Date.

          (d) Such Purchaser shall have received from Bingham Dana LLP, counsel to the Company, an opinion addressed to the Purchasers, dated the Closing Date and substantially in the form of Exhibit D hereto.

CUSIP No. 0002296781                                         Page 18 of 73 Pages


          (e) The Company shall not have received a letter from Nasdaq stating that the approvals obtained by the Company from certain of its stockholders in connection with the transactions contemplated hereunder do not satisfy the stockholder approval requirements set forth in ss.ss.4460(i)(1)(B) and 4460(i)(1)(D)(ii) of the Nasdaq rules and regulations.

          (f) Each of DSV Partners IV, International Biotechnology Trust and Hambrecht & Quist shall have entered into a Lock-up Agreement in the form of Exhibit E hereto with the Company agreeing not to sell any shares of the Company's Common Stock within 180 days following the Closing.

          (g) No proceeding challenging this Agreement, the Warrants or the Registration Rights Agreement or the transactions contemplated hereby or thereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted before any court, arbitrator or governmental body, agency or official and shall be pending.

          (h) The purchase of and payment for the Purchased Shares by the Purchasers and the issuance of the Warrants to the Purchasers shall not be prohibited by any law or governmental order or regulation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of any other person with respect to any of the transactions contemplated by the Agreement and the Warrants shall have been duly obtained or made and shall be in full force and effect.

          (i) All instruments and corporate proceedings in connection with the transactions contemplated by this Agreement, the Warrants and the Registration Rights Agreement to be consummated at the Closing shall be satisfactory in form and substance to such Purchaser, and such Purchaser shall have received copies (executed or certified, as may be appropriate) of all documents which such Purchaser may have reasonably requested in connection with such transactions.

          (j) The aggregate price paid for Purchased Shares by Purchasers shall not be less than $12,000,000, a minimum of $3,000,000 of which shall be paid by Purchasers who were shareholders of the Company prior to the Closing Date.

          (k) The offer and sale of the Purchased Shares and tie Warrants to the Purchasers pursuant to this Agreement shall be exempt from registration under the Securities Act.

          (l) The Company shall have delivered to the Purchasers a certificate dated as of the Closing Date signed by an authorized officer of the Company certifying the satisfaction of the conditions set forth in Section 5.1 (a) and that the Company has performed all obligations and conditions herein required to be performed or observed by it on or prior to the Closing Date.

CUSIP No. 0002296781                                         Page 19 of 73 Pages


          5.2 Conditions to the Obligation of the Company to Consummate the Closing. The obligation of the Company to consummate the Closing and to issue to each Purchaser the Purchased Shares and the Warrant to be purchased by it at the Closing is subject to the satisfaction of the following conditions precedent:

          (a) The representations and warranties contained herein of such Purchaser shall be true and correct on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

          (b) Such Purchaser shall have performed all obligations and conditions herein required to be performed or observed by such Purchaser on or prior to the Closing Date.

          (c) The Registration Rights Agreement shall have been executed and delivered by such Purchaser.

          (d) Such Purchaser shall have executed and delivered to the Company such Purchaser's Investment Representations Certificate.

          (e) The Company shall not have received a letter from Nasdaq stating that the approvals obtained by the Company from certain of its stockholders in connection with the transactions contemplated hereunder do not satisfy the stockholder approval requirements set forth in ss.ss.4460(i)(1)(B) and 4460(i)(1)(D)(ii) of the Nasdaq rules and regulations.

          (f) No proceeding challenging this Agreement on the transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted before any court, arbitrator or governmental body, agency or official and shall be pending.

          (g) The sale and/or issuance of any of the Securities by this Company shall not be prohibited by any law or governmental order or regulation.

          (h) Such Purchaser shall have delivered to the Company a certificate dated as of the Closing Date signed by an authorized officer of such Purchaser certifying the satisfaction of the conditions set forth in Section 5.2(a) and that such Purchaser has performed all obligations and conditions herein required to be performed or observed by it on or prior to the Closing Date.

     6. Conduct of Business Pending Closing. The Company covenants and agrees that, between the date of this Agreement and the earlier of the termination of this Agreement or the Closing Date, unless the Majority Purchasers shall otherwise agree in writing, the businesses of the Company shall be conducted only in, and the Company shall not take my action except in, the ordinary course of business and in a manner consistent with past practice. By way of

CUSIP No. 0002296781                                         Page 20 of 73 Pages


amplification and not limitation, except as contemplated by this Agreement, the Company shall not, between the date of this Agreement and the earlier of the termination of this Agreement or the Closing Date, directly or indirectly do, or propose to do, any of the following without the prior written consent of the Majority Purchasers:

          (a) amend or otherwise change the Company's Certificate of Incorporation or By-laws or equivalent organizational documents;

          (b) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of any shares of Common Stock, or Preferred Stock, or any options, warrants, convertible securities or other rights of any kind to acquire shares of Common Stock or Preferred Stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company; at a purchase price per share that is less than the purchase price per Purchased Share to be paid by the Purchasers:

          (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

          (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

          (e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, other business; organization or any division thereof or any material amount of assets; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business and consistent with past practice; (iii) enter into any contract or agreement material to the business, results of operations or financial condition of the Company other than in the ordinary course of business, consistent with past practice; (iv) authorize any capital expenditure; or (v) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this subsection (e);

          (f) sell, assign or otherwise transfer all or substantially all of the assets of the Company;

          (g) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures;

     7. Restrictions on Transfer, Delivery of Purchased Shares and Warrant
Shares.

CUSIP No. 0002296781                                         Page 21 of 73 Pages


          7.1 Restrictions on Transfer of the Purchased Shares.

          (a) No Purchaser shall offer, sell, assign, transfer, endorse, pledge, mortgage, hypothecate or otherwise convey or dispose of any of the Purchased Shares purchased by it, or any interest therein, unless (i) any such offer, sale, assignment, transfer, endorsement, pledge, mortgage, hypothecation or other conveyance or disposition shall be effected (A) pursuant to and in conformity with an effective registration statement under the Securities Act (a "Sale") or any then available exemption from the registration requirements of the Securities Act, and (B) pursuant to and in conformity with any applicable state securities or blue sky laws, and (ii) in the case of any offer, sale, assignment, transfer, endorsement, pledge, mortgage, hypothecation or other conveyance or disposition other than pursuant to a Registered Sale, if requested by the Company, such Purchaser shall have obtained and delivered to the Company a written legal opinion of counsel (reasonably satisfactory to the Company as to such counsel and as to the substance of such opinion) to the effect that any such proposed offer, sale, assignment, transfer, endorsement, pledge, mortgage, hypothecation or other conveyance, or disposition by such Purchaser does not violate the registration provisions of the Securities Act and any applicable state securities or blue sky law.

          (b) No Purchaser shall sell, assign, transfer, endorse, pledge, mortgage, hypothecate or otherwise convey or dispose of any of the Purchased Shares purchased by it, or any interest therein, unless the proposed transferee thereof shall have executed and delivered to the Company a written agreement or instrument, in form and substance satisfactory to the Company, providing for such proposed transferee's written acknowledgment and agreement that he, she or it shall be bound by all of the provisions of this Section 7, provided, however, that if such sale, assignment, transfer, endorsement, pledge, mortgage, hypothecation or other conveyance or disposition is made pursuant to a Registered Sale or in accordance with Rule 144 of the Securities Act, such written agreement or instrument shall not be required.

          7.2 Effect of Violation of Transfer Restrictions, Preventive Measures. Any offer, sale, assignment, transfer, endorsement, pledge, mortgage, hypothecation, or other conveyance or disposition of any Purchased Shares, or of any interest therein, in violation of this Section 7 shall be null and void. The Company may make a notation on its records or give instructions to any of its transfer agents in order to implement the restriction; on transfer set forth in this Section 7. The Company shall not incur any liability for any delay in recognizing any transfer of any Purchased Shares if the Company reasonably believes that any such transfer may have been or would be in violation of the provisions of the Securities Act, applicable blue sky laws or this Section 7.

          7.3 Restrictions on Transfer of the Warrants and the Warrant Shares. Each Warrant and any Warrant Shares issued and/or issuable upon exercise of such Warrant shall be subject to the restrictions on transfer set forth in such Warrant.

CUSIP No. 0002296781                                         Page 22 of 73 Pages


          7.4  Legends.

          (a) Each certificate evidencing any of the Purchased Shares shall be endorsed with the legend set forth below, and each Purchaser covenants that, except to the extent such restrictions are waived by the Company, it shall not transfer the Purchased Shares represented by any such certificate without complying with the restrictions on transfer described in this Agreement and the legends endorsed on such certificate:

          "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, ENDORSED, PLEDGED, MORTGAGED, HYPOTHECATED OR OTHERWISE CONVEYED OR DISPOSED OF, UNLESS SUCH SHARES ARE (1) SO REGISTERED OR (2) AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND, IF REQUESTED BY THE COMPANY, A WRITTEN LEGAL OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY IS PROVIDED BY THE TRANSFEROR. IF THE SHARES REPRESENTED BY THIS CERTIFICATE ARE NOT TRANSFERRED PURSUANT TO AND IN CONFORMITY WITH AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 OR IN ACCORDANCE WITH RULE 144 OF THE SECURITIES ACT OF 1933, SUCH SHARES ARE ALSO SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER SET FORTH IN SECTION 7 OF A SECURITIES PURCHASE AGREEMENT DATED SEPTEMBER 10, 1998, AND NO TRANSFER OF SUCH SHARES SHALL BE VALID OR EFFECTIVE IF IT IS NOT EFFECTED IN COMPLIANCE WITH ALL OF SUCH RESTRICTIONS ON TRANSFER. A COPY OF SUCH SECURITIES PURCHASE AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF SUCH SHARES TO THE SECRETARY OF CUBIST PHARMACEUTICALS, INC."

          (b) The Warrants that are issued by the Company shall be endorsed with the legend set forth below, and each Purchaser covenants that, except to the extent such restrictions are waived by the Company, it shall not transfer the Warrants without complying with the restrictions on transfer described in the legends endorsed on such Warrants:

CUSIP No. 0002296781                                         Page 23 of 73 Pages


          "NEITHER THIS WARRANT NOR THE SHARES ISSUED OR ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, ENDORSED, PLEDGED, MORTGAGED, HYPOTHECATED OR OTHERWISE CONVEYED OR DISPOSED OF, UNLESS THEY ARE (1) SO REGISTERED OR (2) AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND IF REQUESTED BY THE COMPANY, A WRITTEN LEGAL OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY IS PROVIDED BY THE TRANSFEROR. THIS WARRANT AND THE SHARES
          ISSUED OR ISSUABLE UPON EXERCISE OF THIS WARRANT IF NOT TRANSFERRED PURSUANT TO AND IN CONFORMITY WITH AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 OR IN ACCORDANCE WITH. RULE 144 OF THE SECURITIES ACT OF 1933 ARE ALSO SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER SET FORTH IN SECTION 9 OF THIS WARRANT, AND NO TRANSFER OF THIS WARRANT AND/OR SUCH SHARES SHALL BE VALID OR EFFECTIVE IF IT IS NOT EFFECTED IN COMPLIANCE WITH SUCH RESTRICTIONS ON TRANSFER."

          (c) Each certificate evidencing any of the Purchased Shares and each Warrant shall be endorsed with any legend required under any applicable state securities or blue sky laws.

          7.5 Purchaser Buy-In Rights.

          (a) If after receipt from any Purchaser of all of the documentation necessary to consummate the exercise of such Purchaser's Warrant, the Company fails to timely deliver the requisite Warrant Shares to such Purchaser, or as such Purchaser may direct, and, because of such failure to so timely deliver,
(i) such Purchaser consummates a sale through a registered broker/dealer of the number of shares of Common Stock such Purchaser anticipated to receive upon exercise of such Purchaser's Warrant (the "Section 7.5(a) Sold Shares") and (ii) at any time following such sale of the Section 7.5(a) Sold Shares and the settlement of the transactions relating to such sale of the Section 7.5(a) Sold Shares, such Purchaser is required by such broker/dealer to purchase (in an open market transaction or otherwise at the market price then in effect) shares of Common Stock to replace such Section 7.5(a) Sold Shares (the "Section 7.5(a) Cover Shares"), then, subject to Section 7.5(c) and 7.5(d) below, the Company

CUSIP No. 0002296781                                         Page 24 of 73 Pages


shall pay (in addition to the Company's continuing obligation to deliver the Warrant Shares) to such Purchaser the amount by which (x) such Purchaser's total purchase price (including brokerage commissions, if any) for the Section 7.5(a) Cover Shares shall exceed (y) the net proceeds received by such Purchaser from the sale of the Section 7.5(a) Sold Shares. In addition, the Company shall indemnify and save and hold harmless such Purchaser from and against any and all loss, liability, damage, cost and expense (collectively, the "Loss") resulting from the foregoing, it being understood that such Loss shall take into account
(i) whether or not the Company subsequently delivers the requisite Warrant Shares and if delivered, the date on which same are delivered to such Purchaser, and (ii) any amount previously paid by the Company to such Purchaser under this
Section  7.5(a) in respect of the  failure to  deliver  such  requisite  Warrant
Shares.

          (b) If after receipt by the Company from any Purchaser of all of the documentation necessary to properly remove the restrictive legends from any of such Purchaser's Purchased Shares or Warrant Shares, as the case may be, the Company fails to timely deliver unlegended certificates representing such Purchased Shares or Warrant Shares, as the case may be, to such Purchaser, or as such Purchaser may direct, and, because of such failure to so timely deliver,
(i) the Purchaser consummates a sale through a registered broker/dealer of the number of shares of Common Stock that would have been represented by such unlegended certificates that the Company failed to deliver to such Purchaser on a timely basis (the "Section 7.5(b) Sold Shares") and (ii) at any time following such sale of the Section 7.5(b) Sold Shares and the settlement of the transactions relating to such sale of the Section 7.5(b) Sold Shares, the Purchaser is required by such broker/dealer to purchase (in an open market transaction or otherwise at the market price then in effect) unlegended shares of Common Stock to replace such Section 7.5(b) Sold Shares (the "Section 7.5(b) Cover Shares" and, collectively with the Section 7.5(a) Cover Shares, herein referred to as "Cover Shares"), then, subject to Section 7.5(c) and 7.5(d) below, the Company shall pay (in addition to the Company's continuing obligation to deliver unlegended certificates representing the Purchased Shares or Warrant Shares, as the case may be) to such Purchaser the amount by which (x) such Purchaser's total purchase price (including brokerage commissions, if any) for the Section 7.5(b) Cover Shares shall exceed (y) the net proceeds received by such Purchaser from the sale of the Section 7. i(b) Sold Shares. In addition, the Company shall indemnify and save and hold harmless such Purchaser from and against any and all Loss resulting from the foregoing, it being understood that such Loss shall take into account (i) whether or not the Company subsequently delivers the requisite unlegended certificates representing Purchased Shares and/or Warrant Shares, as the case may be, and if delivered, the date on which same are delivered to such Purchaser, and (ii) any amount previously paid by the Company to such Purchaser under this Section 7.511) in respect of the failure to deliver such unlegended certificates representing Purchased Shares and/or Warrant Shares, as the case may be.

          (c) The Company shall make any payments required by Section 7.5(a) or 7.5(b) within five business days after receipt of written notice from any

CUSIP No. 0002296781                                         Page 25 of 73 Pages


Purchaser stating that the purchase by the Purchaser of Cover Shares has occurred (together with evidence satisfactory to the Company that such purchase has occurred) and setting forth the calculation of the amount due pursuant to either Section 7.5(a) or 7.5(b).

          (d) Notwithstanding any of the foregoing, the Company shall not be required to make any payment under Sections 7.5(a) or 7.5(b) in the event that the Company delivers the Warrant Shares or unlegended certificates representing Purchased Shares or Warrant Shares, as the case may be, to such Purchaser prior to the trade date with respect to that purchase of Cover Shares.

          (e) Notwithstanding the indemnification obligation provided for in the last sentence of each of Section 7.5(a) and 7.5(b), in no event shall the aggregate amount to which any Purchaser shall be entitled to recover from the Company pursuant thereto exceed the maximum amount which such Purchaser would have otherwise been entitled to recover from the Company in any suit brought by such Purchaser against the Company on account of the Company's breach of its obligation to timely deliver any Warrant Shares to such Purchaser upon exercise of such Purchaser's Warrant or on account of the Company's breach of its obligation to timely deliver any unlegended certificates representing any of such Purchaser's Purchased Shares or Warrant Shares.

     8. Termination, Liabilities Consequent Thereon. This Agreement may be terminated and the transactions contemplated hereunder abandoned at any time prior to the Closing only as follows:

          (a) by any Purchaser, upon notice to the Company if the Closing has not occurred on or prior to October 11, 1998; provided, however, that the right to terminate this Agreement pursuant to this Section 8(a) shall not be available to any Purchaser whose failure to fulfill any obligation of such Purchaser under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or prior to such date; or

          (b) by the Company, upon notice to the Purchasers if the Closing has not occurred on or prior to October 11, 1998; provided, however, that the right to terminate this Agreement pursuant to this Section 8(b) shall not be available to the Company if the Company's failure to fulfill any obligation of the Company under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or prior to such date; or

          (c) at any time by mutual agreement of the Company and he Purchasers;
or

          (d) by any Purchaser in respect of the Purchased Shares to be purchased by such Purchaser, if there has been any material breach of any representation, warranty or covenant of the Company contained herein and the same has not been cured prior to October 11, 1998; or

CUSIP No. 0002296781                                         Page 26 of 73 Pages


          (e) by the Company in respect of the Purchased Shares to be purchased by a Purchaser, if there has been any material breach of any representation, warranty or covenant of such Purchaser contained herein and the same has not been cured prior to October 11, 1998.

          Any termination pursuant to this Section 8 shall be without liability on the part of any party, unless such termination is the result of a material breach of this Agreement by a party to this Agreement in which case such breaching party shall remain liable for such breach notwithstanding any termination of this Agreement. Notwithstanding the foregoing, no termination pursuant to this Section 8 shall relieve the Company of its obligation to reimburse Sofinov for its accountable costs and expenses incurred in satisfaction of its legal, scientific and patent due diligence and its legal review of the closing documents.

     9. Election of Sofinov Nominee and Other Purchasers' Nominee to Board of Directors.

          9.1 Initial Election of Sofinov Nominee and Other Purchasers' Nominee to Board of Directors; Obligation to Nominate The Company shall take all steps as are necessary and appropriate and otherwise use its best efforts to cause one individual designated by Sofinov and one individual designated by the Majority Other Purchasers (which designation shall be made by Sofinov or the Majority Other Purchasers, as the case may be, in accordance with the provisions set forth below in this Section 9) (such individual so initially designated by Sofinov and each other individual from time to time designated by Sofinov pursuant to, and in accordance with, the provisions set forth below in this
Section 9 in replacement of the individual theretofore designated by Sofinov being referred to herein as the "Sofinov Nominee"; such individual so initially designated by the Majority Other Purchasers and each other individual from time to time designated by the Majority Other Purchasers pursuant to, and in accordance with, the provisions set forth below in this Section 9 in replacement of the individual theretofore designated by the Majority Other Purchasers being referred to herein as the "Other Purchasers' Nominee") to be duly and properly elected on the Closing Date to a seat on the Board of Directors of the Company. Thereafter, until the Nomination Termination Date (as defined below in Section
9.4 hereof), at each annual or special meeting of the stockholder of the Company, or in connection with any written consent solicited from the stockholders the Company, at or with respect to which a vote is taken to elect a director to fill the seat occupied by the Sofinov Nominee and/or the Other Purchasers' Nominee theretofore serving as a director of the Company (whether upon the expiration of the Sofinov Nominee's or the Other Purchasers' Nominee's, as the case may be, term as a director of the Company or otherwise), the Company shall nominate the Sofinov Nominee and/or the Other Purchasers' Nominee for election to the Board of Directors.

          9.2 Vacancy; Expense - Reimbursement; D&O Insurance. Until the Nomination Termination Date, in the event that the individuals at anytime serving on the Board of Directors of the Company as the Sofinov Nominee or the Other Purchasers' Nominee shall, for

CUSIP No. 0002296781                                         Page 27 of 73 Pages


any reason, cease or be unable so to serve, the Company shall take all steps as are necessary and appropriate and otherwise use its best efforts to cause the vacancy on the Board of Directors of the Company thereby created to be filled promptly by the election to the Board of Directors of another Sofinov Nominee or another Other Purchasers' Nominee, as the case may be. The individuals serving on the Board of Directors of the Company as the Sofinov Nominee and the Other Purchasers' Nominee shall be entitled to reimbursement of costs and expenses and payment of fees on terms no less favorable than those available to other outside directors of the Company. In addition, the individuals serving on the Board of Directors of the Company as the Sofinov Nominee and the Other Purchasers' Nominee shall be entitled to directors' insurance and indemnification coverage on terms no less favorable than those available to other outside directors of the Company.

          9.3 Limitation on Right of Sofinov and Other Purchasers to Designate. Notwithstanding anything in this Section 9 to the contrary, without the prior written consent of the Company, in no event shall Sofinov or the Majority Other Purchasers designate any individual as the Sofinov Nominee or the Other Purchasers' Nominee, as the case may be, if such individual is an officer, director, employee, consultant or major stockholder if (A) any business, person or entity that is a competitor, vendor, supplier or customer of the Company or
(B) any Affiliate of any business, person or entity referred to in the foregoing clause (A). Also notwithstanding anything in this Section 9 to the contrary, in no event shall the Company be required to nominate a specific individual for election to the Board of Directors of the Company as the Sofinov Nominee or the Other Purchasers' Nominee, as the case may be, or to otherwise take any steps or utilize any efforts to cause such individual to be elected to the Board of Directors of the Company if the stockholders of the Company do not vote or otherwise take action in favor of the reelection of such individual to the Board of Directors of the Company, or vote or otherwise take action to remove such individual as a director of the Company. The foregoing sentence shall not relieve the Company's obligations under this Section 9 with respect to any other individual that becomes the Sofinov Nominee or the Other Purchasers' Nominee, as the case may be.

          9.4 Termination. The provisions of this Section 9 shall automatically terminate on the Nomination Termination Date. The term "Nomination Termination Date" shall mean (i) with respect to the rights granted to Sofinov to nominate a Sofinov Nominee under this Section 9, the date on which Sofinov and/or any of its Affiliates ceases to own at least thirty three and one-third percent (33 1/3%) of those Purchased Shares purchased by Sofinov at the Closing, pursuant to this Agreement (subject to proportionate adjustment upon any stock split, stock dividend, reverse stock split or like event), and (ii) with respect to the rights granted to the Majority Other Purchasers to nominate an Other Purchasers' Nominee under this Section 9, the date on which the Other Purchasers and/or any of their Affiliates cease to own, in the aggregate, at least thirty three and one-third percent (33 1/3%) of those Purchased Shares purchased by the Other Purchasers at the Closing, pursuant to this Agreement (subject to proportionate adjustment upon any stock split, stock dividend, reverse stock split or like event).

CUSIP No. 0002296781                                         Page 28 of 73 Pages


     10. Miscellaneous Provisions.

          10.1 Public Statements or Releases. None of the parties to this Agreement shall make, issue, or release any announcement, whether to the public generally, or to any of its employees, suppliers, or customers, with respect to this Agreement or the transactions provided for herein, or make any statement or acknowledgment of the existence of, or reveal the status of, this Agreement or the transactions provided for herein, without the prior consent of the other parties, which shall not be unreasonably withheld or delayed, provided, that nothing in this Section 10.1 shall prevent any of the parties hereto from making such public announcements as it may consider necessary in order to satisfy its legal obligations, but to the extent not inconsistent with such obligations, it shall provide the other parties with an opportunity to review and comment on any proposed public announcement before it is made.

          10.2 Further Assurances. Each party agrees to cooperate fully with the other parties, to execute such further instruments, documents and agreements and to give such further written assurances, as may be reasonably requested by the other party to better evidence and reflect the transactions described herein and contemplated hereby, and to carry into effect the intents and purposes of this Agreement, and to use its best efforts to cause the conditions precedent set forth in Sections 5.1 and 5.2 to be satisfied.

          10.3 Rights Cumulative. Each and all of the various rights, powers and remedies of the parties shall be considered to be cumulative with and in addition to any other rights, powers and remedies which such parties may have at law or in equity, in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy shall neither constitute the exclusive election thereof not the waiver of any other right, power or remedy available to such party.

          10.4 Pronouns. All pronouns or any variation thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person, persons, entity or entities may require.

          10.5 Notices.

          (a) Any notices, reports or other correspondence (hereinafter collectively referred to as "correspondence") required or permitted to be given hereunder shall be sent by courier (overnight or same day) or telecopy or delivered by hand to the party to whom such correspondence is required or permitted to be given hereunder. The date of giving any notice shall be the date of its actual receipt.

CUSIP No. 0002296781                                         Page 29 of 73 Pages


          (b) All correspondence to the Company shall be addressed as follows:

          Cubist Pharmaceuticals, Inc.
          24 Emily Street
          Cambridge, MA  02139
          Attention: Scott M. Rocklage,
          President and Chief Executive Officer
          Telecopier: (617) 576-0232

     with a copy to:

          Bingham Dana LLP
          150 Federal Street
          Boston, Massachusetts 02110
          Attention:     Justin P. Morreale, Esq.
                                    and
                         Julio E. Vega, Esq.
          Telecopier:    (617) 951-8736

          (c) All correspondence to any Purchaser shall be sent to such Purchaser at the address set forth in Exhibit A.

          (d) Any entity may change the address to which correspondence to it is to be addressed by notification as provided for herein.

          10.6 Captions. The captions and paragraph headings of this Agreement are solely for the convenience of reference and shall not affect its interpretation.

          10.7 Severability. Should any part or provision of this Agreement be held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

          10.8 Governing Law. This Agreement shall be governed by and construed in accordance with the internal and substantive laws of the Commonwealth of Massachusetts and without regard to any conflicts of laws concepts which would apply the substantive law of some other jurisdiction.

          10.9 Waiver. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall

CUSIP No. 0002296781                                         Page 30 of 73 Pages


be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

          10.10 Expenses. Each party will bear its own costs and expenses in connection with this Agreement; provided however, the Company agrees to reimburse Sofinov for its accountable costs and expenses incurred in satisfaction of its legal, scientific and patent due diligence review and its legal review of the closing documents.

          10.11 Assignment. The rights and obligations of the parties hereto shall inure to the benefit of and shall be binding upon the successors and permitted assigns of each party. No Purchaser may assign its rights or obligations under this Agreement or designate another person other than an Affiliate of such Purchaser (i) to perform all or part of such Purchaser's obligations under this Agreement or (ii) to have all or part of such Purchaser's rights and benefits under this Agreement, in each case without the prior written consent of the Company. The Company may not assign its rights or obligations under this Agreement or designate another person (i) to perform all or part of its obligations under this Agreement or (ii) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of the Purchasers. Notwithstanding anything expressed or implied in this Agreement to the contrary, Sofinov's or the Other Purchasers' rights under
Section 9 hereof may not be assigned or transferred to, or exercised by, any other person other than an Affiliate of Sofinov or such Other Purchasers, respectively.

          10.12 Survival. The respective representations and warranties given by the parties hereto, and the other covenants and agreements contained herein, shall survive the Closing Date and the consummation of the transactions contemplated herein indefinitely, without regard to any investigation made by any party.

          10.13 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto respecting the subject matter hereof and supersedes all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof, whether written or oral. No modification, alteration, waiver or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the parties hereto; provided, however, that the provisions of
Section 9 of this Agreement may be amended, modified, altered, waived or changed, in the case of the Sofinov Nominee, with the prior written consent of the Company and Sofinov, and, in the case of the Other Purchaser's Nominee, with the prior written consent of the Company and the Majority Other Purchasers.

          10.14 Use of Proceeds. The proceeds from the sale of the Securities hereunder will be used by the Company for working capital and for general corporate purposes.

CUSIP No. 0002296781                                         Page 31 of 73 Pages


          10.15 Information Rights. For so long as such Purchaser holds any of the Securities, the Company shall deliver to each of such Purchaser, copies of its quarterly and annual disclosure statements (including financial statements) as filed by the Company with the SEC and all press releases issued by the Company.

          10.16 Counterparts. This Agreement may be executed and Delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

          10.17 Listing of Shares. The Company shall list for trading on the Nasdaq Stock Market a sufficient number of shares to cover the Purchased Shares and the Warrant Shares.

          10.18 Limitation of H&O Liability. The parties hereto acknowledge that the names H&Q Healthcare Investors and H&Q Life Sciences Investors (collectively, the "H&O Trusts") are the designation of the Trustees for the time being under Declarations of Trust dated April 21, 1987, as amended, and February 20, 1992, as amended, respectively, and all persons dealing with either H&Q Trust must look solely to the trust property of such H&Q Trust for the enforcement of any claim against such H&Q Trust, as neither the respective Trustees, officers nor shareholders of either H&Q Trust assume any personal liability for the obligations entered into on behalf of such H&Q Trust.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal as of the day and year first above written.


                          CUBIST PHARMACEUTICALS, INC.


                          By:
                                /s/Scott M. Rocklage,
                                President and Chief Executive Officer

                      PURCHASERS:

                          SOFINOV SOCIETE FINANCIERE
                          D'INNOVATION INC.

                          By:
                                Name:
                                Title:

CUSIP No. 0002296781                                         Page 32 of 73 Pages


                          By:
                                Name:
                                Title:

                          ADVENT INTERNATIONAL


                          By:
                                Name:
                                Title:



                          BIO ASIA


                          By:
                                Name:
                                Title:

                          BIOCAPITAL INVESTMENTS LIMITED
                          PARTNERSHIP

                          By:
                                Name:  Normand Balthazard
                                Title: General Partner, President and CEO


                          INTERNATIONAL BIOTECHNOLOGY
                          TRUST



                          By:
                                Name:
                                Title:

CUSIP No. 0002296781                                         Page 33 of 73 Pages




                                    Exhibit A

                                   PURCHASERS


                                       Number of
                                       Purchased Shares              Number of
Purchaser                              to be Purchased               Warrant Shares                Purchase Price

SOFINOV SOCIETE FINANCIERE             2,222,223                     1,111,112                     $5,000,001.75
 D'INNOVATION INC.
Address:
1981, Avenue McGill College
7e etage
Montreal, Quebec H3A 3C7

ROVENT II LIMITED PARTNERSHIP          333,334                       166,667                       $750,000.50
Address:
c/o Advent International
101 Federal Street
Boston, MA 02110

BIOTECHNOLOGY DEVELOPMENT              81,480                        40,740                        $183,330
FUND, L.P.
Address:
c/o BioAsia
575 High Street, Suite 201
Palo Alto, CA 94301

BIOTECHNOLOGY DEVELOPMENT              29,632                        14,816                        $66,672
FUND III, L.P.
Address:
c/o BioAsia
575 High Street, Suite 201
Palo Alta, CA 94301

BIOCAPITAL INVESTMENTS                 150,000                       75,000                        $337,500
LIMITED PARTNERSHIP
Address:
3690, rue de la Montague
Montreal, H3G 248 CANADA

CLARION CAPITAL CORPORATION            155,556                       77,778                        $350,001
Address:
1801 East 9th Street
Cleveland, OH 44114

SPECIAL SITUATIONS PRIVATE             266,667                       133,334                       $60,000.75
EQUITY FUND, L.P.
Address:
153 East 53rd Street
New York, NY 10022

SPECIAL SITUATIONS FUND III, L.P.      466,667                       233,334                       $1,050,000.75
Address:
153 East 53rd Street
New York, NY 10022






CUSIP No. 0002296781                                         Page 34 of 73 Pages

Exhibit A (cont.)


INTERNATIONAL                          222,223                       111,112                       $500,001.75
BIOTECHNOLOGY TRUST plc
Address:
c/o Rothschild Asset Management
5 Arrows House
St. Swithin's Lane

London, EC48 NR ENGLAND
H & Q HEALTHCARE                       400,001                       200,001                       $900,002.25
INVESTORS, INC.
Address:
c/o Hambrecht & Quist Group
50 Rowes Wharf
Boston, MA 02110-3328

H & Q LIFE SCIENCES                    266,666                       133,333                       $599,998.50
INVESTORS, INC.
Address:
c/o Hambrecht & Quist Group
50 Rowes Wharf
Boston, MA 02110-3328

LANCASTER INVESTMENT                   100,000                       50,000                        $225,000
PARTNERS
Address:
500 N. Gulph, Suite 110
King of Prussia, PA 19406

CPR (USA) INC.                         100,000                       50,000                        $225,000
Address:
c/o Liberty View Capital
101 Hudson Street, Suite 3700
Jersey City, NJ 07302

NEW YORK LIFE INSURANCE                888,888                       444,444                       $1,999,998
COMPANY
Address:
51 Madison Avenue
New York, NY 10010

PORTER PARTNERS, L.P.                  100,000                       50,000                        $225,000
Address:
100 Shoreline Avenue, Suite 211B
Mill Valley, CA 94941
MICHAEL T. JACKSON TRUSTEE,
NEW TECHNOLOGIES FUND
Address:
c/o Emerging Growth MGMT Co.
One Embarcadero Center, Ste 2410

San Francisco, CA 9411                 126,667                       63,334                        $285,000.75
                                       -------                       ------                        -----------
                              Total: 6,065,560                    3,032,783                        $13,647,510



CUSIP No. 0002296781                                         Page 35 of 73 Pages


                                                                       Exhibit B

                                 FORM OF WARRANT
NEITHER THIS WARRANT NOR THE SHARES ISSUED OR ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, ENDORSED, PLEDGED, MORTGAGED, HYPOTHECATED OR OTHERWISE CONVEYED OR DISPOSED OF, UNLESS THEY ARE (1) SO REGISTERED OR (2) AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND IF REQUESTED BY THE COMPANY, A WRITTEN LEGAL OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY IS PROVIDED BY THE TRANSFEROR. THIS WARRANT AND THE SHARES ISSUED OR ISSUABLE UPON EXERCISE OF THIS WARRANT IF NOT TRANSFERRED PURSUANT TO AND IN CONFORMITY WITH AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 OR IN ACCORDANCE WITH RULE 144 OF THE SECURITIES ACT OF 1933, ARE ALSO SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER SET FORTH IN SECTION 9 OF THIS WARRANT, AND NO TRANSFER OF THIS WARRANT AND/OR SUCH SHARES SHALL BE VALID OR EFFECTIVE IF IT IS NOT EFFECTED IN COMPLIANCE WITH SUCH RESTRICTIONS ON TRANSFER.

No.                                                    Dated: September __, 1998

                          CUBIST PHARMACEUTICALS, INC.

                          COMMON STOCK PURCHASE WARRANT

THIS IS TO CERTIFY THAT, for value received, ____________________________, a (the "Initial Warrant Holder"), and its registered successors and permitted assigns are entitled, subject to the terms and conditions set forth below, to purchase from CUBIST PHARMACEUTICALS, INC., a Delaware corporation ("Cubist"), at any time or from time to time after 9:00 A.M., Boston, Massachusetts time, on September ___, 1998 (the "Initial Exercise Date") and prior to 5:00 P.M., Boston, Massachusetts time on September ___, 2003 [five years from signing] (the "Expiration Date"), any or all of _____________ shares (the "Initial Warrant Shares"), of common stock, $0.001 par value per share, of Cubist, at a purchase price per share equal to (the "Initial Exercise Price"). The number and character of the Initial Warrant Shares and the Initial Exercise Price are subject to adjustment as provided herein.

          This Common Stock Purchase Warrant (this "Warrant") is being issued pursuant to, and is subject to the terms and conditions of, that certain Securities Purchase Agreement, dated as of September 10, 1998 (the "Securities Purchase Agreement"), among Cubist, and the purchasers listed on Exhibit A thereto. A copy of the Securities Purchase Agreement is on file at the principal office of Cubist.

CUSIP No. 0002296781                                         Page 36 of 73 Pages


     1. Definitions. As used in this Warrant, the following terms shall have the respective meanings set forth below or elsewhere in this Warrant as referred to below:

     "Common Stock" shall mean common stock $0.001 par value per share, of the Corporation.

     "Corporation" shall mean Cubist and/or any Person that shall succeed to, or assume the obligations hereunder of, Cubist.

     "Exercise Date" shall have the meaning set forth in Section 2.3 hereof.

     "Exercise Price" shall mean the Initial Exercise Price as adjusted from time to time pursuant to the terms of this Warrant.

     "Fair Market Value" shall mean (i) the last reported sale price per Unit of Stock on the Nasdaq-NNM or any national securities exchange in which the Stock is quoted or listed, as the case may be, on the date immediately preceding the Exercise Date or, if any such sale price is reported on such date, such price on the next preceding business day in which such price was reported, or (ii) if such Stock is not quoted or listed on the Nasdaq-NNM or any national securities exchange, the fair market value per Unit of Stock, as determined in good faith by the Board of Directors of the Corporation.

     "Holder" shall mean, as applicable, (i) the Initial Warrant Holder, (ii) any successor of the Initial Warrant Holder or (iii) any other holder of record of this Warrant to whom this Warrant shall have been transferred in accordance with the provisions of Section 9 hereof.

     "Nasdaq-NNM" shall mean The "National Market" portion of the National Association of Securities Dealers' Automated Quotation system.

     "Person" shall mean an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature.

     "Property" shall have the meaning set forth in Section 4.2 hereof.

     "Securities Act" shall mean the Securities Act of 1933, as amended.

     "Stock" shall mean (i) Common Stock and/or (ii) any class or series of capital stock of the Corporation (other than Common Stock) or any other Person or any other securities of the Corporation or any other Person that the Holder is entitled to receive, or receives, in lieu of or in addition to Common Stock, pursuant to Section 4 hereof upon exercise of this; Warrant.

CUSIP No. 0002296781                                         Page 37 of 73 Pages


     "Unit" shall mean (i) in the case of Stock consisting of a single class or series of capital stock, or single type of security, of the Corporation or any other Person, a single share of such class or series of such capital stock or an equivalent unit of measurement of such type or kind of security and (ii) in the case of Stock consisting of multiple classes or series of capital stock, or multiple types or kinds of securities, of the Corporation or any other Person, a single share of each such class or series of such capital stock and/or an equivalent unit of measurement of each such type or kind of securities.

     "Warrant Shares" shall mean the Initial Warrant Shares as adjusted from time to time pursuant to the terms of this Warrant. It is understood and agreed that, depending on the context in which the term "Warrant Shares" is used in this Warrant, such term is sometimes used to refer to (i) the Stock or other property (including cash) that has been issued upon a prior exercise of this Warrant, (ii) the Stock or other property (including cash) that is still subject to issuance upon exercise of this Warrant or (iii) the Stock or other property (including cash) referred to in both of the foregoing clauses (1) and (ii).

     2.   Exercise Of Warrant.

     2.1  Method of Exercise.

          (a) Subject to and upon all of the terms and conditions set forth in this Warrant, the Holder may exercise this Warrant, in whole or in part with respect to any Warrant Shares, at any time and from time to time during the period commencing or the Initial Exercise Date and ending on the Expiration Date, by presentation and surrender of this Warrant to the Corporation at its principal office, together with (i) a properly completed and duly executed subscription form, in the form attached hereto, which subscription form shall specify the number of Warrant Shares for which this Warrant is then being exercised, (ii) if requested by the Corporation, a duly executed instrument or certificate, in form and substance satisfactory to the Corporation, pursuant to which the Holder makes such representations and warranties to the Corporation, and provides or confirms such information concerning the Holder, as the Corporation may reasonably request (including, without limitation, such representations and warranties and such information as may be required in order to confirm compliance with applicable securities laws), (iii) payment of the aggregate Exercise Price payable hereunder in respect of the number of Warrant Shares being purchased upon exercise of this Warrant, and (iv) if applicable, the payment of any transfer taxes required to be paid by the Holder pursuant to
Section 2.8 hereof Payment of such aggregate Exercise Price and any such transfer taxes shall be made in cash, by money order, certified or bank cashier's check or wire transfer (in each case in lawful currency of the United States of America) or, with respect to the payment of such aggregate Exercise Price only, in the manner provided in Section 2.1 (b) below.

          (b) In lieu of making payment, in the manner provided in Section 2.1 above, of all or any portion of the aggregate Exercise Price payable in respect

CUSIP No. 0002296781                                         Page 38 of 73 Pages


of the number of Warrant Shares for which this Warrant is being exercised, the Holder may pay all or such portion of such aggregate Exercise Price by electing not to receive all of such Warrant Shares but only to receive that number of such Warrant Shares as shall be determined in accordance with the following formula:

                                   X = Y(A-B)
                                        A

Where:            X =  the number of Warrant Shares to be issued to the Holder pursuant to this Section 2. 1 (b)

                  Y = the number of Warrant Shares for which this Warrant is being exercised as of the applicable Exercise Date

                  A = the Fair Market Value as of the applicable Exercise Date of a Unit of the Stock constituting such Warrant Shares

                  B = the Exercise Price in effect as of the applicable Exercise Date of a Unit of the Stock constituting such Warrant Shares

The Holder may elect to make payment of all or any portion of such aggregate Exercise Price pursuant to, and in the manner set forth in, this Section 2.1(b) by surrendering this Warrant to the Corporation at its principal office, together with (a) a properly completed and duly executed net issue exercise election, in the form attached hereto, which net issue exercise election shall specify the number of Warrant Shares for which this Warrant is then being exercised, the number of such Warrant Shares that the Holder is electing not to receive and the aggregate fair market value of such number of Warrant Shares that the Holder is electing not to receive, (b) if requested by the Corporation, a duly executed instrument or certificate, in form and substance satisfactory to the Corporation, pursuant to which the Holder makes such representations and warranties to the Corporation, and provides or confirms such information concerning the Holder, as the Corporation may reasonably request (including, without limitation, such representations and warranties and such information as may be required in order to confirm compliance with applicable securities laws), and (c) if applicable, the payment of any transfer taxes required to be paid by the Holder pursuant to Section 2.8 hereof. Payment of such transfer taxes shall be made in cash, by money order, certified or bank cashier's check or wire transfer (in each case in lawful currency of the United States of America).

          2.2 Limitation on Right to Exercise. Notwithstanding anything expressed or implied in this Warrant (including, without limitation, any provision of Section 2.1(a) or Section 2.1(b) above) to the contrary, prior to any exercise by the Holder of this Warrant, the Holder shall make a determination as to whether any such proposed exercise requires, prior to the

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CUSIP No. 0002296781                                         Page 39 of 73 Pages


consummation thereof, that filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the rules and regulations promulgated thereunder (said Act and said rules and regulations being referred to herein, collectively, as the "HSR Act"), be made. If the Holder shall make the determination that any such proposed exercise requires, prior to the consummation thereof, that filings under the HSR Act be made, then this Holder shall give prompt written notice of such determination to the Corporation and such written notice shall state the portion, if any, of the Warrant Shares originally subject to such proposed exercise that could be exercised without having to make any filings under the HSR Act (the "Non-HSR Warrant Shares"), and the portion of Warrant Shares originally subject to such proposed exercise that require, prior to the consummation of such proposed exercise, that filings under the HSR Act be made (the "HSR Warrant Shares"). In the event that the Holder shall give such written notice to the Corporation, the proposed exercise of the Non-HSR Warrant Shares shall be consummated pursuant to, and in accordance with, the provisions of this Warrant, and, notwithstanding anything in this Warrant to the contrary, the proposed exercise of the HSR Warrant Shares shall not be consummated unless and until (i) the Holder gives written notice to the Corporation that the Holder desires to cause to be made the filings required under the HSR Act in order to effect the proposed exercise of the HSR Warrant Shares (the "HSR Filing Notice"), (ii) such filings required under the HSR Act are made and (iii) the waiting period under the HSR Act with respect to such proposed exercise shall have expired or been subject to early termination. Upon receipt by the Corporation of the HSR Filing Notice, the Corporation and the Holder (x) shall cooperate, and shall use commercially reasonable efforts to cause their respective ultimate parent entities (if any) to cooperate, in preparing the filings required under the HSR Act in order to effect the proposed exercise of the HSR Warrant Shares and (y) shall cooperate, and shall use commercially reasonable efforts to cause their respective ultimate parent entities (if any) to cooperate, in preparing all supplemental material that is required to accompany such filings, and both parties shall coordinate, and shall use commercially reasonable efforts to cause their respective ultimate parent entities (if any) to coordinate, the making of such filings so that such filings are made concurrently. The Corporation and the Holder shall perform their respective obligations under this Section 2.2 with reasonable care and in good faith. It is hereby understood that the provisions of this Section 2.2 shall be applied with respect to any Warrant Shares more than once such that any categorization of such Warrant Shares as HSR Warrant Shares shall not preclude any later categorization of the same shares as Non-HSR Warrant Shares.

     2.3 Effectiveness of Exercise; Ownership. Each exercise of this Warrant by the Holder shall be deemed to have been effected immediately prior to the close of business on the date upon which all of the requirements of Section 2. 1 (a) or 2. 1 (b) hereof, as applicable, with respect to such exercise shall have been complied with in full (each such date, an "Exercise Date"). On the applicable Exercise Date with respect to any exercise of this Warrant by the Holder, the Corporation shall be deemed to have issued to the Holder, and the Holder shall be deemed to have become the holder of record and legal owner of, the number of Warrant Shares being purchased upon such exercise of this Warrant, notwithstanding that the stock transfer books of the Corporation shall then be closed or that certificates representing such number of Warrant Shares being purchased shall not then be actually delivered to the Holder.

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CUSIP No. 0002296781                                         Page 40 of 73 Pages


     2.4 Delivery of Stock Certificates on Exercise. As soon as practicable after the exercise of this Warrant, and in any event within thirty (30) days thereafter, the Corporation, at its expense, will cause to be issued in the name of and delivered to the Holder, or as the Holder may direct (upon payment by the Holder of any applicable transfer taxes as required by Section 2.8 hereof and subject to, in all cases, the provisions of Section 9 hereof), a certificate or certificates for the number of Warrant Shares purchased by the Holder on such exercise, plus, in lieu of any fractional share to which the Holder would otherwise be entitled, cash equal to such fraction multiplied by the Fair Market Value. The provisions set forth in Section 7.5 of the Securities Purchase Agreement will apply and be for the benefit of the Holder of this Warrant to the same extent as if the full text of all of such provisions were set forth in this Warrant.

     2.5 Shares To Be Fully Paid and Nonassessable. All Warrant Shares issued upon the exercise of this Warrant shall be validly issued, fully paid and nonassessable, free of all liens, taxes, charges and other encumbrances or restrictions on sale (other than those set forth herein) and free and clear of all preemptive rights and, assuming no change in the federal and state securities laws and assuming the Holder exercising the Warrants is an accredited investor, will be issued in compliance with all applicable federal and state securities laws.

     2.6 Fractional Shares. No fractional shares of Stock or scrip representing fractional shares of Stock shall be issued upon the exercise of this Warrant. With respect to any fraction of a share of Stock called for upon any exercise hereof, the Corporation shall make a cash payment to the Holder as set forth in
Section 2.4 hereof.

     2.7 Issuance of New Warrants; Corporation Acknowledgment. Upon any partial exercise of this Warrant, the Corporation, at its expense, will forthwith issue and deliver to the Holder a new warrant or warrants of like tenor, registered in the name of the Holder, exercisable, in the aggregate, for the balance of the Warrant Shares, Moreover, the Corporation shall, at the time of any exercise of this Warrant, upon the request of the Holder, acknowledge in writing its continuing obligation to afford to the Holder any rights to which the Holder shall continue to be entitled after such exercise in accordance with the provisions of this Warrant; provided, however, that if the Holder shall fail to make any such request, such failure shall not effect the continuing obligation of the Corporation to afford to the Holder any such rights.

     2.8 Payment of Taxes and Expenses. The Holder shall be required to pay any tax which may be payable in respect of any transfer involved in the issuance of, and the preparation and delivery of certificates (if applicable) representing,
(i) any Warrant Shares purchased upon exercise of this Warrant and issued in a name other than that or the Holder and/or (ii) new or replacement warrants in a name other than that of the Holder, and, until the payment of such tax, the Corporation shall not be required to issue or cause to be issued any such, purchased Warrant Shares or any such new or replacement warrants, and the Corporation shall also not be required to prepare and deliver, or to cause to be prepared and delivered, certificates representing any such purchased Warrant Shares.

CUSIP No. 0002296781                                         Page 41 of 73 Pages


     2.9 Expiration. This Warrant and the Holder's rights hereunder, to the extent not previously exercised, shall expire as of 5:00 P.M., Boston, Massachusetts time, on the Expiration Date. 3. Adjustments for Stock Dividends, Subdivisions and Combinations. In the event that, at any time and from time to time after the Initial Exercise Date, the Corporation shall (a) issue additional shares of Common Stock as a dividend or other distribution on outstanding shares of Common Stock, (b) subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock or (c) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, then, in each such event, (x) the Exercise Price shall, simultaneously with the happening of such event, be adjusted by multiplying the then current Exercise Price by a fraction, (i) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such event, and (ii) the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event, and the product so obtained shall thereafter be the Exercise Price then in effect, and (y) the number of Warrant Shares shall be adjusted by increasing or decreasing, as the case may be, the number of shares of Common Stock included within the Warrant Shares by the percentage increase or decrease in the total number of shares of Common Stock outstanding immediately after such event over the total number of shares of Common Stock outstanding immediately prior to such event and the result so obtained shall be the Warrant Shares then in effect. The Exercise Price and the Warrant Shares, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this Section 3.

     4.   Adjustment for Reorganization, Consolidation or Merger.

     4.1 Reorganization, Consolidation or Merger. In case that, at any time or from time to time after the Initial Exercise Date, the Corporation shall (a) effect a reorganization, (b) consolidate with or merge into any other Person, or
(c) transfer all or substantially all of its properties or assets to any other Person under any plan or arrangement contemplating the dissolution of the Corporation, then, in each such case, the Holder, on the exercise of this Warrant as provided in Section 2 hereof at any time or from time to time after the consummation of such reorganization, consolidation or merger or (subject to the limitations on exercise set forth in Section 4.2 below) the effective date of such dissolution, as the case may be, shall receive, in lieu of the Warrant Shares issuable on such exercise immediately prior to such consummation or such effective date, as the case may be, the stock and other securities and property (including cash) to which the Holder would have been entitled upon such consummation or in connection with such dissolution, as the case may be, if the Holder had so exercised this Warrant immediately prior thereto, all subject to successive adjustments thereafter from time to time pursuant to, and in accordance with, the provisions of Section 3 hereof and this Section 4.

     4.2 Dissolution. In the event of any dissolution of the Corporation following the transfer of all or substantially all of its properties or assets at any time after the Initial Exercise Date, the Corporation shall retain for a

CUSIP No. 0002296781                                         Page 42 of 73 Pages


period of at least thirty (30) days after the effective date of such dissolution the stock and other securities and property (including cash, where applicable) (collectively, the "Property") receivable by the Holder pursuant to Section 4.1 hereof upon exercise of this Warrant at any time after the effective date of such dissolution. If the Holder fails to exercise this Warrant within the thirty
(30) day period following the effective date of such dissolution, then such Property shall be distributed pro rata to those Persons who were stockholders of record of the Corporation on the effective date of such dissolution or as otherwise provided by the Corporation.

     4.3 Continuation of Terms. Upon any reorganization, consolidation, merger or transfer (and any dissolution following any such transfer) referred to in this Section 4, this Warrant shall continue in full force and effect and the terms hereof shall be applicable to the shares of stock and other securities and property receivable upon the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer, the Person acquiring all or substantially all of the properties or assets of the Corporation, whether or not such Person shall have expressly assumed the terms of this Warrant.

     5. Officer's Certificate as to Adjustments. In each case of any adjustment or readjustment in the number and kind of Warrant Shares, or property, issuable hereunder from time to time, or the Exercise Price, the Corporation, at its expense, will promptly cause an officer of the Corporation to compute such adjustment or readjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment or readjustment and showing the facts upon which such adjustment or readjustment is based. The Corporation will forthwith mail a copy of each such certificate to the Holder.

     6. Notices of Record Date. In the event of

     (a) any taking by the Corporation of a record of the holders of Common Stock for the purpose of determining the holders thereof who are entitled to receive any shares of Common Stock as a dividend or other distribution or pursuant to a stock split, or

     (b) any reorganization of the Corporation or any transfer of all or substantially all the assets of the Corporation to or consolidation or merger of the Corporation with or into any other Person, or

     (c) any voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then and in each such event the Corporation will mail or cause to be mailed to the Holder a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or stock split, and stating

CUSIP No. 0002296781                                         Page 43 of 73 Pages


the amount and character,  of such dividend,  distribution  or stock split,  and
(ii) the date on which any such reorganization, transfer, consolidation, merger, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable on such reorganization, transfer, consolidation, merger, dissolution, liquidation or winding-up. Such notice shall be mailed at least ten
(10) days prior to the date specified in such notice on which any such action is to be taken.

     7. Exchange of Warrant. Subject to the provisions of Section 9 hereof (if and to the extent applicable), this Warrant shall be exchangeable, upon the surrender hereof by the Holder at the principal office of the Corporation, for new warrants of like tenor, each registered in the name of the Holder or in the name of such other Persons as the Holder may direct (upon payment by the Holder of any applicable transfer taxes). Each of such new warrants shall be exercisable for such number of Warrant Shares as the Holder shall direct, provided that all of such new warrants shall represent, in the aggregate, the right to purchase the same Plumber of Warrant Shares which may be purchased by the Holder upon exercise of this Warrant at the time of its surrender.

     8. Replacement of Warrant. On receipt of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of this Warrant and in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Corporation or, in the case of any such mutilation, on surrender and cancellation of this Warrant, the Corporation it its expense will execute and deliver, in lieu thereof, a new warrant of like tenor.

     9. Restrictions on Transfer; Compliance with Securities Act; Mechanics of Transfer

     9.1 Contractual Transfer Restrictions. Notwithstanding anything expressed or implied in this Warrant to the contrary, in no event shall the Holder sell, assign, transfer, endorse, pledge, mortgage, hypothecate or otherwise convey or dispose of all or any portion of the Warrant, any Warrant Shares issued from time to time upon exercise of this Warrant, or any interest in any of the foregoing (other than pursuant to and in conformity with an effective registration statement under the Securities Act or in accordance with Rule 144 of the Securities Act of 1933), unless the proposed transferee thereof shall have executed and delivered to the Corporation a written agreement or instrument, in form and substance satisfactory to the Corporation, providing for such proposed transferee's written acknowledgment and agreement that he, she or it shall be bound by all of the provisions of this Section 9, and providing also for such representations and warranties made by such proposed transferee in favor of the Corporation as the Corporation shall reasonably request (including, without limitation, those that may be required in order to confirm compliance with applicable securities laws).

CUSIP No. 0002296781                                         Page 44 of 73 Pages


     9.2 Securities Laws Restrictions. Neither this Warrant nor any of the Warrant Shares issued from time to time upon exercise of this Warrant may be offered, sold, assigned, transferred, endorsed, pledged, mortgaged, hypothecated or otherwise conveyed or disposed of by the Holder, unless (1) any such offer, sale, assignment, transfer, endorsement, pledge, mortgage, hypothecation or other conveyance or disposition shall be effected (A) pursuant to and in conformity with an effective registration statement under the Securities Act (a "Registered Sale") or any then available exemption from the registration requirements of the Securities Act, and (B) pursuant to and in conformity with any applicable state securities or blue sky laws, and (ii) in the case of any offer, sale, assignment, transfer, endorsement, pledge, mortgage, hypothecation or other conveyance or disposition other than pursuant to a Registered Sale, if requested by the Corporation, the Holder shall have obtained and delivered to the Corporation a written legal opinion of counsel (reasonably satisfactory to the Corporation as to such counsel and as to the substance of such opinion) to the effect that any such proposed offer, sale, assignment, transfer, endorsement, pledge, mortgage, hypothecation or other conveyance or disposition by the Holder does not violate the registration provisions of the Securities Act and any applicable state securities or blue sky laws.

     9.3 Effect of Violation of Transfer Restrictions; Preventive Measures. Any offer, sale, assignment, transfer, endorsement, pledge, mortgage, hypothecation, or other conveyance or disposition of all or any portion of this Warrant or any Warrant Shares issued from time to time upon exercise of this Warrant, or of any interest in this Warrant or any of such Warrant Shares, in violation of this
Section 9 shall be null and void. The Corporation may make a notation on its records or give instructions to any of its transfer agents in or order to implement the restrictions on transfer set forth in this Section 9. The Corporation shall not incur any liability for any delay in recognizing any transfer of this Warrant or of any Warrant Shares issued from time to time upon exercise of this Warrant if the Corporation reasonably believes that any such transfer may have been or would be in violation of the provisions of the Securities Act, applicable blue sky laws or this Section 9.

     9.4 Legends.

          (a) Each certificate representing any Warrant Shares issue i upon exercise of this Warrant shall bear the following legend:

          "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, ENDORSED, PLEDGED, MORTGAGED, HYPOTHECATED OR OTHERWISE CONVEYED OR DISPOSED OF, UNLESS SUCH SHARES ARE (1) SO REGISTERED OR (2) AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND, IF REQUESTED BY THE

CUSIP No. 0002296781                                         Page 45 of 73 Pages


          COMPANY, A WRITTEN LEGAL OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY IS PROVIDED BY THE TRANSFEROR. IF THE SHARES REPRESENTED BY THIS CERTIFICATE ARE NOT TRANSFERRED PURSUANT TO AN IN CONFORMITY WITH AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 OR IN ACCORDANCE WITH RULE 144 OF THE SECURITIES ACT OF 1933, SUCH SHARES ARE ALSO SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER SET FORTH IN SECTION 9 OF A COMMON STOCK PURCHASE WARRANT DATED SEPTEMBER __, 1998, AND NO TRANSFER OF SUCH SHARES SHALL BE VALID OR EFFECTIVE IF IT IS NOT EFFECTED IN COMPLIANCE WITH ALL OF SUCH RESTRICTIONS ON TRANSFER. COPIES OF SUCH COMMON STOCK PURCHASE WARRANT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF SUCH SHARES TO THE SECRETARY OF CUBIST PHARMACEUTICALS, INC."

          (b) Each certificate representing any Warrant Shares issued from time to time upon exercise of this Warrant shall also bear any legend required on any applicable state securities or blue sky laws.

     9.5 Survival. The obligations of the Holder (and/or of any transferee of the Warrant or any Warrant Shares issued from time to time upon exercise of this Warrant) under this Section 9 shall, with respect to any Warrant Shares issued from time to time upon exercise of this Warrant, survive the exercise, expiration or other termination, or transfer, of this Warrant indefinitely.

     9.6 Mechanics of Transfer. Any transfer of all or any portion of this Warrant, or of any interest therein, that is otherwise in compliance with the provisions of this Section 9 shall be effected by surrendering this Warrant to the Corporation at its principal office, together with (i) a duly executed form of assignment, in the form attached hereto, (ii) if required, the written agreement or instrument that the proposed transferee is required to execute and deliver to the Corporation pursuant to Section 9.1 hereof and (iii) payment of any applicable transfer taxes, if any. In the event of any such transfer of this Warrant, in whole, the Corporation shall issue a new warrant of like tenor to the transferee, representing the right to purchase the same number of Warrant Shares which were purchasable by the Holder upon exercise of this Warrant at the time of its transfer. In the event of any such transfer of any portion of this Warrant, (i) the Corporation shall issue a new warrant of like tenor to the transferee, representing the right to purchase the same number of Warrant Shares which were purchasable by the Holder upon exercise of the transferred portion of this Warrant at the time of such transfer, and (ii) the Corporation shall issue a new warrant of like tenor to the Holder, representing the right to purchase the number of Warrant Shares purchasable by the Holder upon exercise of the portion of this Warrant not transferred to such transferee. Until this Warrant

CUSIP No. 0002296781                                         Page 46 of 73 Pages


or any portion thereof is transferred on the books of the Corporation, the Corporation may treat the Holder as the absolute holder of this Warrant and all right, title and interest therein for all purposes, notwithstanding any notice to the contrary.

     10.  General.

     10.1 Statement on Warrant. Irrespective of any adjustments in the Exercise Price or the number or kind of Warrant Shares, this Warrant may continue to express the same Exercise Price and the same number and kind of Warrant Shares as are stated on the front page hereof.

     10.2 Authorized Shares; Reservation of Shares for Issuance. At all times while this Warrant is outstanding, the Corporation shall maintain its corporate authority to issue, and shall have authorized and reserved for issuance upon exercise of this Warrant, such number of shares of Common Stock as shall be sufficient to perform its obligations under this Warrant (after giving effect to any and all adjustments to the number and kind of Warrant Shares purchasable upon exercise of this Warrant).

     10.3 No Impairment. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities, sale or other transfer of any of its assets or properties, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate, in order to protect the rights of the Holder hereunder against impairment. Without limiting the generality of the foregoing, the Corporation
(a) will not increase the par value of any shares of Stock receivable upon the exercise of this Warrant above the amount payable therefor on such exercise, and
(b) will take all action that may be necessary or appropriate in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Stock on the exercise of this Warrant.

     10.4 No Rights as Stockholder. The Holder shall not be entitled to vote or to receive dividends or to be deemed the holder of Stock that may at any time be issuable upon exercise of this Warrant for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the Holder any of the fights of a stockholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance or reclassification of stock, change of par value or change of stock to no par value, consolidation, merger or conveyance or otherwise), or to receive notice of meetings (except to the extent otherwise provided in this Warrant), or to receive dividends or subscription rights, until the Holder shall have exercised the Warrant in accordance with the provisions hereof.

     10.5 Notices. (i) Any notices, reports or other correspondence (hereinafter collectively referred to as "correspondence") required or permitted to be given

CUSIP No. 0002296781                                         Page 47 of 73 Pages


hereunder shall be sent by courier (overnight or same day) or telecopy or delivered by hand to the party to whom such correspondence is required or permitted to be given hereunder. The date of giving any notice shall be the date of its actual receipt.

          (ii) All correspondence to the Company shall be addressed as follows:

               Cubist Pharmaceuticals, Inc.
               24 Emily Street
               Cambridge, MA 02139
               Attention: Scott M. Rocklage,
               President and Chief Executive Officer
               Telecopier: (617) 576-0232

          with a copy to:

               Bingham Dana LLP 150 Federal Street
               Boston, Massachusetts 02110
               Attention:  Justin P. Morreale, Esq.
                                    and
                           Julio E. Vega, Esq.
               Telecopier: (617) 951-8736


          (iii) All correspondence to the Holder, at the Holder's address appearing in the books maintained by the Corporation.

     10.6 Amendment and Waiver. No failure or delay of the Holder in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Holder are cumulative and not exclusive of any rights or remedies which it would otherwise have. The provisions of this Warrant may be amended, modified or waived with (and only with) the written consent of the Corporation and the Holder.

     10.7 Governing Law. This Warrant shall be construed in accordance with and governed by the laws of The Commonwealth of Massachusetts.

     10.8 Covenants To Bind Successor and Assigns. All covenants, stipulations, promises and agreements in this Warrant contained by or on behalf of the Corporation shall bind its successors and assigns, whether so expressed or not.

CUSIP No. 0002296781                                         Page 48 of 73 Pages


     10.9 Severability. In case any one or more of the provisions contained in this Warrant shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. The parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

     10.10 Construction. The definitions of this Warrant shall apply equally to both the singular and the plural forms of the terms defined. Wherever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The section and paragraph headings used herein are for convenience of reference only, are not part of this Warrant and are not to affect the construction of or be taken into consideration in interpreting this Warrant.

     10.11 Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Corporation agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate. In any action or proceeding brought to enforce any provision of this Warrant or where any provision hereof is validly asserted as a defense, the successful party to such action or proceeding shall be entitled to recover reasonable attorneys' fees in addition to any other available remedy.

     IN WITNESS WHEREOF, the Corporation has caused this Warrant to be executed in its corporate name by one of its officers thereunto duly authorized, all as of this day and year first above written.

                                 CUBIST PHARMACEUTICALS, INC.


                                 By:________________________________
                                    Name:  Scott M. Rocklage
                                    Title: President and Chief Executive Officer

CUSIP No. 0002296781                                         Page 49 of 73 Pages


                                    Exhibit C

                          CUBIST PHARMACEUTICALS, INC.

              Certificate of Additional Investment Representations

                               September __, 1998

     Reference is hereby made to that certain Securities Purchase Agreement, dated as of September 10, 1998, by and among Cubist Pharmaceuticals, Inc., a Delaware corporation (the "Company") and the purchasers parties thereto (the "Agreement"). Capitalized terms used herein without definition shall have the respective meanings assigned to them in the Agreement

     In connection with the undersigned's purchase of the number of Purchased Shares to be purchased by it and its acquisition a Warrant, all upon the term and conditions set forth in the Agreement, the undersigned hereby represents, warrants and certifies as follows:

          (a) That the undersigned is a [limited partnership/corporation] organized under the laws of [the State of Delaware].

          (b) That its principal office is located in [_________].

          (c) That the undersigned was not organized for the specific purpose of acquiring any of the Securities.

          (d) That it has total assets in excess of $5,000,000.

          IN WITNESS WHEREOF, this Certificate has been duly executed and delivered as of the date first above written.


                                    [NAME OF PURCHASER]


                                    By:________________________________
                                      Name:
                                      Title:

CUSIP No. 0002296781                                         Page 50 of 73 Pages

                                                   Bingham Dana LLP Draft 9/9/98

                                                                       Exhibit D



                       [SUBJECT TO REVIEW AND CLEARANCE BY
                        BINGHAM DANA CLEARANCE COMMITTEE]

                               September ___, 1998


Each of the Purchasers
Listed on Schedule I Hereto

Ladies and Gentlemen:

         We have acted as counsel to Cubist Pharmaceuticals, Inc., a Delaware corporation (the "Company"), in connection with the negotiation, execution and delivery of that certain Securities Purchase Agreement, dated as of September ___, 1998 (the "Securities Purchase Agreement"), between the Company and each of you, pursuant to which each of you have agreed to purchase from the Company shares of the Company's common stock, par value $.001 per share ("Common Stock"), and to acquire warrants exercisable for additional shares of Common Stock, all upon and subject to the terms and conditions set forth in the Securities Purchase Agreement. Capitalized terms not otherwise defined herein shall have the same meanings given those terms in the Securities Purchase Agreement. This opinion is being rendered to you pursuant to Section 5.l(d) of the Securities Purchase Agreement.

         Although we act generally as counsel to the Company, our representation is limited to matters individually referred to us by the Company.

         We have examined counterparts of the Securities Purchase Agreement, the Warrants and the Registration Rights Agreement, and have also examined the Company's Restated Certificate of Incorporation (the "Restated Certificate"), the Company's By-Laws, as heretofore amended (the "By-laws"), and such other documents, instruments and corporate records as we have deemed necessary or appropriate for the purposes of this opinion.

         When an opinion set forth below is given to the best of our knowledge, or to our knowledge, or with reference to matters of which we are aware or which are known to us, or with another similar qualification, the relevant knowledge or awareness is limited to the actual knowledge or awareness of the individual lawyers in the firm who have participated directly in the specific transactions to which this opinion relates and without any special or additional investigation undertaken for the purposes of this opinion.

CUSIP No. 0002296781                                         Page 51 of 73 Pages

                       [SUBJECT TO REVIEW AND CLEARANCE BY
                        BINGHAM DANA CLEARANCE COMMITTEE]

Each of the Investors Listed
on Schedule 1 Hereto
September __, 1998
Page 2


         For purposes of this opinion we have assumed, without any investigation, (1) the legal capacity of each natural person, (2) the full power and authority of each person other than the Company to execute, deliver, and perform each document heretofore executed and delivered or hereafter to be executed and delivered and to do each other act heretofore done or hereafter to be done by such person, (3) the due authorization, execution and delivery by each person other than the Company of each document heretofore executed and delivered or hereafter to be executed and delivered by such person, (4) the legality, validity, binding effect and enforceability as to each person other than the Company of each document heretofore executed and delivered or hereafter to be executed and delivered and of each other act heretofore done or hereafter to be done by such person, (5) the genuineness of each signature on, and the completeness and authenticity of, each document and record purporting to be an original, and (6) the conformity to the original of each document and record reviewed by us as a copy of an original.

         As to any opinion below relating to the existence, qualification, or standing of any corporation in any jurisdiction, our opinion relies entirely upon and is limited by those certificates of public officials attached hereto as
Exhibit 1.

         As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention, or other state of mind), we have relied upon (i) the representations of the Company set forth in
Section 3 of the Securities Purchase Agreement, (ii) the representations of each of the Purchasers set forth in Section 4 of the Securities Purchase Agreement and certificates executed by the Purchasers and (iii) certificates executed by officers of the Company and delivered to us contemporaneously with this opinion letter, and we have assumed, without independent inquiry, the accuracy of such representations and certificates.

         We understand that all of the foregoing assumptions and limitations are acceptable to you.

         Each opinion set forth below relating to the enforceability of any agreement or instrument against the Company is subject to the following general qualifications:

                    (a) as to any instrument or agreement delivered by the Company, we assume that it has received the agreed to consideration therefor;

CUSIP No. 0002296781                                         Page 52 of 73 Pages

                       [SUBJECT TO REVIEW AND CLEARANCE BY
                        BINGHAM DANA CLEARANCE COMMITTEE]

Each of the Investors Listed
on Schedule 1 Hereto
September __, 1998
Page 3


                    (b) as to any agreement to which the Company is a party, we assume that such agreement is the binding obligation of each other party thereto;

                    (c) the enforceability of any obligation of the Company may be subject to, affected by or limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, marshaling or other laws, rules of law, or regulations affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' rights);

                    (d) the enforceability of any obligation of the Company to provide indemnification or contribution in connection with any liability under federal or state securities laws or under applicable environmental laws may be subject to limitations arising under federal or state securities laws or public policy on the enforceability of provisions providing fair indemnity or contribution;

                    (e) no opinion is given herein as to the availability of any specific or equitable relief of any kind or as to the enforceability of any contractual provision relating to remedies after default; and

                    (f) the enforcement of any of your rights may in all cases be subject to an implied duty of good faith and to general principles of equity such enforcement is considered in a proceeding at law or in equity).

          Subject to the limitations set forth below, we have made such examination of law as we have deemed necessary for the purposes of this opinion. This opinion is limited solely to the General Corporation Law of the State of Delaware, as applied by courts located in Delaware (the "General Corporation Law"), the laws of the Commonwealth of Massachusetts, as applied by courts located in Massachusetts, and the federal laws of the United States of America, to the extent that the same may apply to or govern the transactions contemplated by the Securities Purchase Agreement, the Warrants and the Registration Rights Agreement, and does not cover matters arising under the laws of any other Jurisdiction. No opinion is given as to the choice of law or internal substantive rules of law that any tribunal may apply to the transactions referred to herein or as to the applicability of, compliance with, or the effect of, the securities or "Blue Sky" laws of any state other than the Commonwealth

CUSIP No. 0002296781                                         Page 53 of 73 Pages

                       [SUBJECT TO REVIEW AND CLEARANCE BY
                        BINGHAM DANA CLEARANCE COMMITTEE]

Each of the Investors Listed
on Schedule 1 Hereto
September __, 1998
Page 4


of Massachusetts. No opinion is given as to the general "antifraud" provisions of federal and Massachusetts securities law. Furthermore, no opinion is given herein as to the applicability of, or compliance with, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any federal Dr state antitrust laws.

          Based upon and subject to the foregoing, we are of the opinion that:

          1. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

          2. The Company has all requisite corporate power to own its properties and to conduct its business as presently conducted. The Company has all requisite corporate power to enter into the Securities Purchase Agreement, the Warrants and the Registration Rights Agreement, to sell and issue the Purchased Shares, the Warrants and, upon exercise of the Warrants, the Warrant Share, and to carry out and perform its obligations under the Securities Purchase Agreement, the Warrants and the Registration Rights Agreement.

          3. The Company is presently qualified to do business as a foreign corporation and in corporate good standing as such in the Commonwealth of Massachusetts, and in each Jurisdiction in which the Company owns or leases real property.

          4. Each of the Securities Purchase Agreement, the Warrants and the Registration Rights Agreement and each of the transactions contemplated therein has been duly authorized by all requisite corporate action on the part of the Company, and has been duly executed and delivered on behalf of the Company. Each of the Securities Purchase Agreement, the Warrants and the Registration Rights Agreement has been duly executed and delivered on behalf of the Company and compliance by the Company with the provision thereof and the consummation of the transactions contemplated thereby will not (a) constitute a breach of, or a default under, any agreement or other instrument know to us to which the Company is a party or by which it or any of its properties, assets or rights would be affected, except for such breaches or defaults which, either individually or in the aggregate, would not have a material adverse effect on the financial condition or business of the Company or result in the creation or imposition of any lien, security interest, charge or encumbrance on the Company's property or other assets, except for such liens, security interests, charges or encumbrances which, either individually or in the aggregate, would not have a material adverse effect on the Company or its business, (b) violate the Restated

CUSIP No. 0002296781                                         Page 54 of 73 Pages

                       [SUBJECT TO REVIEW AND CLEARANCE BY
                        BINGHAM DANA CLEARANCE COMMITTEE]

Each of the Investors Listed
on Schedule 1 Hereto
September __, 1998
Page 5


Certificate of Incorporation or By-Laws of the Company or (c) violate the provisions of any Federal or Massachusetts laws, rules or regulations that we have examined for purposes of rendering the opinions expressed herein.

          5. Each of the Securities Purchase Agreement, the Warrants and the Registration Rights Agreement constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms.

          6. The issuance, sale and delivery of the Purchased Shares as provided in the Securities Purchase Agreement and the Warrants have been duly authorized by all requisite corporate action on the part of the Company, and the Purchased Shares, when issued, sold and delivered in accordance with the Securities Purchase Agreement, will be validly issued and outstanding, fully paid and nonassessable and the Warrants, when issued, sold and delivered in accordance with the Securities Purchase Agreement, will be validly issued..

          7. The Warrant Shares have been duly and validly reserved for issuance and, when and if issued in accordance with the Warrants, will be validly issued, fully paid and nonassessable.

          8. To our knowledge, there is no action, suit, claim, arbitration, proceeding, or investigation, at law or in equity, before or by any federal or state governmental department, commission, board, bureau, agency, or instrumentality, now pending or threatened against the Company (i) in which an unfavorable outcome, ruling or finding in any said matters might have a material adverse effect on the Company, (ii) relates or challenges the legality, validity or enforceability of the Securities or the Securities Purchase Agreement, the Warrants or the Registration Rights Agreement or the right of the Company to execute, deliver and perform under same. To our knowledge, the Company is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or other governmental authority that would reasonably be expected to have a material adverse effect on the Company.

          9. The offer and sale of the Purchased Shares and the Warrants to the Purchasers pursuant to, and in accordance with, the Securities Purchase Agreement do not require registration under the Securities Act of 1933, as amended.

CUSIP No. 0002296781                                         Page 55 of 73 Pages

                       [SUBJECT TO REVIEW AND CLEARANCE BY
                        BINGHAM DANA CLEARANCE COMMITTEE]

Each of the Investors Listed
on Schedule 1 Hereto
September __, 1998
Page 6


          10. No authorization, consent, approval or order of or by, or notification, registration, qualification or registration or filing with, any federal or Massachusetts governmental authority or entity on the part of the Company that has not been made or obtained is or will be necessary for the valid execution, delivery and performance by the Company of the Securities Purchase Agreement, the Warrants and the Registration Rights Agreement and the transactions contemplated thereby, other than (i) the filing of a Form D Notice with the Securities and Exchange Commission, (ii) with respect to the exercise of the Warrants, if necessary, filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) with respect to the Registration Rights Agreement, the registration of the shares covered thereby with the Securities and Exchange Commission and pursuant to applicable state securities or "blue sky" laws.

          11. As of their respective dates, the SEC Documents compiled as to form in all material respects with the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission formulated thereunder (except that we express no opinion with respect to (i) any Management's Discussion and Analysis of Financial Condition and Results of Operations, (ii) the financial statements, or (iii) supporting schedules and other financial data contained in the SEC Documents).

          This opinion is rendered to you for your benefit in connection with the transactions contemplated by the Securities Purchase Agreement and may not be referred to or used for any other purpose, or delivered to, or relied upon by, any other party without our prior written consent. The opinions set forth herein are based upon applicable law and facts as of the date of this opinion letter, and we assume no obligation to update any opinions set forth herein to reflect any fact or circumstances that may hereafter come to our attention or any changes in law that may hereafter occur.

                                                     Very truly yours,



                                                     BINGHAM DANA LLP

CUSIP No. 0002296781                                         Page 56 of 73 Pages

                                                                       Exhibit E



                            FORM OF LOCK UP AGREEMENT

                               September ___, 1998

Cubist Pharmaceuticals, Inc.
24 Emily Street
Cambridge, Massachusetts 02139

         Attn.:   Scott M. Rocklage
                  President and Chief Executive Officer

Ladies & Gentlemen:

          Each of the undersigned understands that Cubist Pharmaceuticals, Inc. (the "Company") has executed a Securities Purchase Agreement, dated as of September 5, 1998 (the "Purchase Agreement"), with various investors (the "Investors") pursuant to which the Company will issue to the Investors an aggregate of _____________ shares (the "Purchased Shares") of common stock of the Company, par value $0.001 per share (the "Common Stock"), for an aggregate purchase price of $_________________ (the "Transaction"), at a per share price equal to $__________ (the "Sale Price"). At the closing of the Transaction, the Company will also issue to the Investors, for no additional consideration, warrants exercisable to purchase in the aggregate, up to an additional ______________ shares of Common Stock (the "Warrant Shares"). The exercise price per share of the warrants will be equal to the Sale Price. The Company is required to file, no later than ten (10) days following the consummation of the Transaction, a registration statement for the purpose of registering under the Securities Act of 1933, as amended, the resale by the Investors of the Purchased Shares and the Warrant Shares. In the aggregate the Purchased Shares and Warrant Shares will equal approximately ___% of the outstanding Common Stock of the Company immediately after the closing of the Transaction. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement, a copy of which is attached hereto.

          As a condition precedent to the consummation of the Transaction, the Investors have required that each of DSV Partners IV, H&Q Life Sciences Investors, H&Q Healthcare Investors and International Biotechnology Trust plc, each agree not to sell any shares of the Company's Common Stock owned by them, for a period of time following the closing of the Transaction. The Transaction is expected to close on or before October __, 1998.

          For good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, each of the undersigned hereby irrevocably agrees

CUSIP No. 0002296781                                         Page 57 of 73 Pages

September ___, 1998
Page 2



that, without the prior written consent of all the Investors, it will not, directly or indirectly, sell, contract to sell, offer for sale, exchange, solicit an offer to buy, grant any option to purchase or right to acquire, acquire any option to dispose of or otherwise transfer or dispose of, or exercise any registration rights with respect to, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 180 days commencing on the Closing Date.

          Each of the undersigned hereby irrevocably agrees that the provisions of this letter agreement shall also be binding upon its successors, assigns, heirs and personal representatives.

          In furtherance of the foregoing, the Company and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this letter agreement.

                                          Very truly yours,

                                           H&Q Healthcare Investors, Inc.


                                           By:
                                               Name:
                                               Title:

                                           H&Q Life Sciences Investors, Inc.


                                           By:
                                               Name:
                                               Title:

                                           International Biotechnology Trust plc


                                           By:
                                               Name:
                                               Title:

CUSIP No. 0002296781                                         Page 58 of 73 Pages


September ___, 1998
Page 3


                                           DSV Partners IV


                                           By:
                                               Name:
                                               Title:

CUSIP No. 0002296781                                         Page 59 of 73 Pages

                                                             EXHIBIT B


                          CUBIST PHARMACEUTICALS, INC.

                          REGISTRATION RIGHTS AGREEMENT

          This REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made as of September 10, 1998 by and among (i) Cubist Pharmaceuticals, Inc., a Delaware corporation (the "Company"), (ii) each person listed on Exhibit A attached hereto (collectively, the "Initial Investors" and each individually, and "Initial Investor"), and (iii) each person or entity that subsequently becomes a party to this Agreement pursuant to, and in accordance with, the provisions of
Section 12 hereof (collectively, the "Investor Permitted Transferees" and each individually an "Investor Permitted Transferee").

          WHEREAS, the Company has agreed to issue and sell to the Initial Investors, and the Initial Investors have agreed to purchase from the Company, 6,065,560 shares (the "Purchased Shares") of the Company's common stock, $0.001 par value per share (the "Common Stock"), all upon the terms and conditions set forth in that certain Securities Purchase Agreement, dated of even date herewith, between the Company and the Initial Investors (the "Securities Purchase Agreement"), and has agreed to issue to each of the Initial Investors Common Stock Purchase Warrants exercisable, in the aggregate, for that number of shares of Common Stock as shall be equal to 50% of the Purchased Shares; and

          WHEREAS, the terms of the Securities Purchase Agreement provide that it shall be a condition precedent to the closing of the transactions thereunder, for the Company and the Initial Investors to execute and deliver this Agreement.

          NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the parties hereto hereby agree as follows:

          1. DEFINITIONS. The following terms shall have the meanings provided therefor below or elsewhere in this Agreement as described below:

          "Board" shall mean the board of directors of the Company.

          "Closing" shall have the meaning ascribed to such term in the Securities Purchase Agreement. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

          "Investors" shall mean, collectively, the Initial Investors and the Investor Permitted Transferees; provided, however, that the term "Investors" shall not include any of the Initial Investors or any of the Investor Permitted Transferees that ceases to own or hold any Securities.

          "Qualifying Holder" shall have the meaning ascribed thereto in Section 12 hereof.

CUSIP No. 0002296781                                         Page 60 of 73 Pages


          "Registrable Shares" shall mean the Purchased Shares and the Warrant Shares, provided, however, such terms shall not, after the Mandatory Registration Termination Date, include any of the Purchased Shares or Warrant Shares of any Purchaser who can sell all of its Purchased Shares and Warrant Shares under Rule 144 within the next 90 days.

          "Rule 144" shall mean Rule 144 promulgated under the Securities Act and any successor or substitute rule, law or provision.

          "SEC" shall mean the Securities and Exchange Commission.

          "Securities" shall mean the Purchased Shares, the Warrants and the Warrant Shares.

          "Securities Act" shall mean the Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

          "Warrants" shall mean, collectively, the Common Stock Purchase Warrants issued by the Company to the Initial Investors pursuant to the Securities Purchase Agreement.

          "Warrant Shares" shall mean the shares of Common Stock issued and/or issuable upon exercise of any or all of the Warrants.

          2. EFFECTIVENESS; TERMINATION. This Agreement shall become effective and legally binding only if the Closing occurs. This Agreement shall terminate and be of no further force or effect, automatically and without any action being required of any party hereto therefor, upon the termination of the Securities Purchase Agreement pursuant to Section 8 thereof.

          3. MANDATORY REGISTRATION.

          (a) Within ten (10) business days after the Closing, the Company will prepare and file with the SEC a registration statement on Form S-3, or, if Form S-3 is not available, on Form S-1, for the purpose of registering under the Securities Act all of the Registrable Shares for resale by, and for the account of, the Investors as selling stockholders thereunder (the "Registration Statement"). The Registration Statement shall permit the Investors to offer and sell, on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, any or all of the Registrable Shares. The Company agrees to use its best efforts to cause the Registration Statement to become effective as soon as practicable. The Company shall be required to keep the Registration Statement effective until such date that is the earlier of (i) the date when all of the Registrable Shares registered thereunder shall have been sold or (ii) the second anniversary of the Closing, subject to extension as set forth below (such date is referred to herein as the "Mandatory Registration Termination Date"). Thereafter, the Company shall be entitled to withdraw the Registration Statement and the Investors shall have no further right to offer or sell any of the

CUSIP No. 0002296781                                         Page 61 of 73 Pages


Registrable Shares pursuant to the Registration Statement (or any prospectus relating thereto). In the event the right of the selling Investors to use the Registration Statement (and the prospectus relating thereto) is delayed or suspended pursuant to Sections 5(c) or 11 hereof, the Company shall be required to extend the Mandatory Registration Termination Date beyond the second anniversary of the Closing by the same number of days as such delay or Suspension Period (as defined in Section 11 hereof).

          (b) The offer and sale of the Registrable Shares pursuant to the Registration Statement shall not be underwritten.

          4. "PIGGYBACK" REGISTRATION RIGHTS.

          (a) If, at any time after the Mandatory Registration Termination Date, the Company proposes to register any of its Common Stock under the Securities Act, whether as a result of a primary or secondary offering of Common Stock or pursuant to registration rights granted to holders of other securities of the Company (but excluding in all cases any registrations to be effected on Forms S-4 or S-8 or other applicable successor Forms), the Company shall, each such time, give to the Investors holding Registrable Shares written notice of its intent to do so. Upon the written request of any such Investor given within 30 days after the giving of any such notice by the Company, the Company shall use its best efforts to cause to be included in such registration the Registrable Shares of such selling Investor, to the extent requested to be registered; provided that (i) the number of Registrable Shares proposed to be sold by such selling Investor is equal to at least seventy-five percent (75%) of the total number of Registrable Shares then held by such participating selling Investor
(ii) such selling Investor agrees to sell those of its Registrable Shares to be included in such registration in the same manner and on the same terms and conditions as the other shares of Common Stock which the Company proposes to register, and (iii) if the registration is to include shares of Common Stock to be sold for the account of the Company or any party exercising demand registration rights pursuant to any other agreement with the Company, the proposed managing underwriter does not advise the Company that in its opinion the inclusion of such selling Investor's Registrable Shares (without any reduction in the number of shares to be sold for the account of the Company or such party exercising demand registration rights) is likely to affect materially and adversely the success of the offering or the price that would be received for any shares of Common Stock offered, in which case the rights of such selling Investor shall be as provided in Section 4(b) hereof.

          (b) If a registration pursuant to Section 4(a) hereof involves an underwritten offering and the managing underwriter shall advise the Company in writing that, in its opinion, the number of shares of Common Stock requested by the Investors to be included in such registration is likely to affect materially and adversely the success of the offering or he price that would be received for any shares of Common Stock offered in such offering, then, notwithstanding anything in Section 4(a) to the contrary, the Company shall only be required to include in such registration, to the extent of the number of shares of Common Stock which the Company is so advised can be sold in such offering, (i) first, the number of shares of Common Stock proposed to be included in such

CUSIP No. 0002296781                                         Page 62 of 73 Pages


registration for the account of the Company and/or any stockholders of the Company (other than the Investors) that have exercised demand registration rights, in accordance with the priorities, if any, then existing among the Company and/or such stockholders of the Company with registration rights (other than the Investors), and (ii) second, the shares of Common Stock requested to be included in such registration by all other stockholders of the Company who have piggyback registration rights (including, without limitation, the Investors), pro rata among such other stockholders (including, without limitation, the Investors) on the basis of the number of shares of Common Stock that each of them requested to be included in such registration.

          (c) In connection with any offering involving an underwriting of shares, the Company shall not be required under Section 4 hereof or otherwise to include the Registrable Shares of any Investor therein unless such Investor accepts and agrees to the terms of the Underwriting, which shall be reasonable and customary, as agreed upon between the Company and the underwriters selected by the Company.

          5. OBLIGATIONS OF THE COMPANY. In connection with the Company's obligation under Section 3 and 4 hereof to file the Registration Statement with the SEC and to use its best efforts to cause the Registration Statement to become effective as soon as practicable, the Company shall, as expeditiously as reasonably possible:

               (a) Prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Shares covered by the Registration Statement;

               (b) Furnish to the selling Investors such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents (including, without limitation, prospectus amendments and supplements as are prepared by the Company in accordance with Section 5(a) above) as the selling Investors may reasonably request in order to facilitate the disposition of such selling Investors' Registrable Shares;

               (c) Notify the selling Investors, at any time when a prospectus relating to the Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in or relating to the Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading; and, thereafter, the Company will promptly (and in any event within 10 days) prepare (and, when completed, give notice to each selling Investor) a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Shares, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements

CUSIP No. 0002296781                                         Page 63 of 73 Pages


          therein not misleading; provided that upon such notification by the Company, the selling Investors will not offer or sell Registrable Shares until the Company has notified the selling Investors that it has prepared a supplement or amendment to such prospectus and delivered copies of such supplement or amendment to the selling Investors (it being understood and agreed by the Company that the foregoing proviso shall in no way diminish or otherwise impair the Company's obligation to promptly prepare a prospectus amendment or supplement as above provided in this Section 5(c) and deliver copies of same as above provided in Section 5(b) hereof); and

               (d) Use commercially reasonable efforts to register and qualify the Registrable Shares covered by the Registration Statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably appropriate in the opinion of the Company and the managing underwriters, if any, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, and provided further that (notwithstanding anything in this Agreement to the contrary with respect to the bearing of expenses) if any jurisdiction in which any of such Registrable Shares shall be qualified shall require that expenses incurred in connection with the qualification therein of any such Registrable Shares must be borne by the selling Investors and may not be paid or reimbursed by the Company, then the selling Investors shall, to the extent required by such jurisdiction, pay their pro rata share of such qualification expenses.

          6. FURNISH INFORMATION. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement that the selling Investors shall furnish to the Company such information regarding them and the securities held by them as the Company shall reasonably request and as shall be required in order to effect any registration by the Company pursuant to this Agreement.

          7. EXPENSES OF REGISTRATION. All expenses incurred in connection with the registration of the Registrable Shares pursuant to this Agreement (excluding underwriting, brokerage and other selling commissions and discounts), including without limitation all registration and qualification and filing fees, printing, and fees and disbursements of counsel for the Company, shall be borne by the Company. In addition, the Company shall reimburse the Investors as a group for the reasonable accountable costs and expenses incurred by one legal counsel to take selling Investors as a group.

          8. DELAY OF REGISTRATION. The Investors shall not take any action to restrain, enjoin or otherwise delay any registration as the result of any controversy which might arise with respect to the interpretation or implementation of this Agreement.

CUSIP No. 0002296781                                         Page 64 of 73 Pages


          9. INDEMNIFICATION.

          (a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Investor, any investment banking firm acting as an underwriter for the selling Investors, any broker/dealer acting on behalf of any selling Investors and each officer and director of such selling Investor, such underwriter, such broker/dealer and each person, if any, who controls such selling Investor, such underwriter or broker/dealer within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which they may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in the Registration Statement, in any preliminary prospectus or final prospectus relating thereto or in any amendments or supplements to the Registration Statement or any such preliminary prospectus or final prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; and will reimburse such selling Investor, such underwriter, broker/dealer or such officer, director or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, damage, liability or action to the extent that it arises out of or is based upon an untrue statement or alleged untrue statement or omission made in connection with the Registration Statement, any preliminary prospectus or final prospectus relating thereto or any amendments or supplements to the Registration Statement or any such preliminary prospectus or final prospectus, in reliance upon and in conformity with written information furnished expressly for use in connection with the Registration Statement or any such preliminary prospectus or final prospectus by the selling Investors, any underwriter for them or controlling person with respect to them.

          (b) To the extent permitted by law, each selling investor will severally and not jointly indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the Registration Statement, each person, if any, who controls the Company within the meaning of the Securities Act, any investment banking firm acting as underwriter for the Company or the selling Investors, or any broker/dealer acting on behalf of the Company or any selling Investors, and all other selling Investors against any losses, claims, damages or liabilities to which the Company or any such director, officer, controlling person, underwriter, or broker/dealer or such other selling Investor may become subject to, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in the Registration Statement or any preliminary prospectus or final prospectus, relating thereto or in any amendments or supplements to the Registration Statement or any such preliminary prospectus or final prospectus, or arise out of or are based upon the omission or alleged omission to state

CUSIP No. 0002296781                                         Page 65 of 73 Pages


therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent and only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, in any preliminary prospectus or final prospectus relating thereto or in any amendments or supplements to the Registration Statement or any such preliminary prospectus or final prospectus, in reliance upon and in conformity with written information furnished by the selling Investor expressly for use in connection with the Registration Statement, or any preliminary prospectus or final prospectus; and such selling Investor will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter, broker/dealer or other selling Investor in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that the liability of each selling Investor hereunder shall be limited to the proceeds (net of underwriting discounts and commissions, if any) received by such selling Investor from the sale of Registrable Shares covered by the Registration Statement, and provided, further, however, that the indemnity agreement contained in this Section 9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of those selling Investor(s) against which the request for indemnity is being made (which consent shall not be unreasonably withheld).

          (c) Promptly after receipt by an indemnified party under this Section 9 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this
Section 9, notify the indemnifying party in writing of the commencement thereof and the indemnifying party shall have the right to participate in and, to the extent the indemnifying party desires, jointly with any other indemnifying party similarly noticed, to assume at its expense the defense thereof with counsel mutually satisfactory to the indemnifying parties with the consent of the indemnified party which consent will not be unreasonably withheld, conditioned or delayed. In the event that the indemnifying party assumes any such defense, the indemnified party may participate in such defense with its own counsel and at its own expense, provided, however, that the counsel for the indemnifying party shall act as lead counsel in all matters pertaining to such defense or settlement of such claim and the indemnifying party shall only pay for such indemnified party's expenses for the period prior to the date of its participation on such defense. The failure to notify an indemnifying party promptly of the commencement of any such action, if prejudicial to his ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 9, but the omission so to notify the indemnifying party will not relieve him of any liability which he may have to any indemnified party otherwise other than under this Section 9.

          (d) Notwithstanding anything to the contrary herein, the indemnifying party shall not be entitled to settle any claim, suit or proceeding unless in connection with such settlement the indemnified party receives an unconditional release with respect to the subject matter of such claim, suit or proceeding and such settlement does not contain any admission of fault by the indemnified party.

CUSIP No. 0002296781                                         Page 66 of 73 Pages


          (e) The parties hereto acknowledge that the names H&Q Healthcare Investors and H&Q Life Sciences Investors (collectively, the "H&Q Trusts") are the designation of the Trustees for the time being under Declarations of Trust dated April 21, 1987, as amended, and February 20, 1992, as amended, respectively, and all persons dealing with either H&Q Trust must look solely to the trust property of such H&Q Trust for the enforcement of any claim against such H&Q Trust, as neither the respective Trustees, officers nor shareholders of either H&Q Trust assume any personal liability for the obligations entered into on behalf of such H&Q Trust.

         10. REPORTS UNDER THE EXCHANGE ACT. With a view to making available to the Investors the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit the Investors to sell the Purchased Shares and the Warrant Shares to the public without registration, the Company agrees to use commercially reasonable efforts: (i) to make and keep public information available, as those terms are understood and defined in the General Instructions to Form S-3, or any successor or substitute form, and in Rule 144, (ii) to file with the SEC in a timely manner all reports and other documents required to be filed by an issuer of securities registered under the Securities Act or the Exchange Act, (iii) as long as any Investor owns any Securities, to furnish in writing upon such Investor's request a written statement by the Company that it has complied with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, and to furnish to such Investor a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as may be reasonably requested in availing such Investor of any rule or regulation of the SEC permitting the selling of any such Securities without registration and (iv) undertake any additional actions reasonably necessary to maintain the availability of the Registration Statement or the use of Rule 144.

          11. DEFERRAL. Notwithstanding anything in this Agreement to the contrary, if the Company shall furnish to the selling Investors a certificate signed by the President or Chief Executive Officer of the Company stating that the Board of Directors of the Company has made the good faith determination (i) that continued use by the selling Investors of the Registration Statement for purposes of effecting offers or sales of Registrable Shares pursuant thereto would require, under the Securities Act, premature disclosure in the Registration Statement (or the prospectus relating thereto) of material, nonpublic information concerning the Company, its business or prospects or any proposed material transaction involving the Company, (ii) that such premature disclosure would be materially adverse to the Company, its business or prospects or any such proposed material transaction or would make the successful consummation by the Company of any such material transaction significantly less likely and (iii) that it is therefore essential to suspend the use by the Investors of such Registration Statement (and the prospectus relating thereto) for purposes of effecting offers or sales of Registrable Shares pursuant thereto, then the right of the selling Investors to use the Registration Statement (and the prospectus relating thereto) for purposes of effecting offers or sales of Registrable Shares pursuant thereto shall be suspended for a period (the "Suspension Period") of not more than 90 days after delivery by the Company of the certificate referred to above in this Section 11. During the Suspension

CUSIP No. 0002296781                                         Page 67 of 73 Pages


Period, none of the Investors shall offer or sell any Registrable Shares pursuant to or in reliance upon the Registration Statement (or the prospectus relating thereto). Notwithstanding the foregoing, the Company shall not be entitled to Suspension Periods totaling more than 90 days in any consecutive twelve-month period during the term of this Agreement.

          12. TRANSFER OF REGISTRATION RIGHTS. None of the rights of any Investor under this Agreement shall be transferred or assigned to any person unless (i) such person is a Qualifying Holder (as defined below), and (ii) such person agrees to become a party to, and bound by, all of the terms and conditions of, this Agreement by duly executing and delivering to the Company an Instrument of Adherence in the form attached as Exhibit B hereto. For purposes of this Section 12, the term "Qualifying Holder" shall mean, with respect to any Investor, (i) any partner thereof, (ii) any corporation, partnership or, in addition in the case of Sofinov, a governmental body, controlling, controlled by, or under common control with, such Investor or any partner thereof, or (iii) any other direct transferee from such Investor of at least 50% of those Registrable Shares held or that may be acquired by such Investor. None of the rights of any Investor under this Agreement shall be transferred or assigned to any Person (including, without limitations a Qualifying Holder) that acquires Registrable Shares in the event that and to the extent that such Person is eligible to resell such Registrable Shares pursuant to Rule 144(k) of the Securities Act or may otherwise resell such Registrable Shares pursuant to an exemption from the registration provisions of the Securities Act.

          13. ENTIRE AGREEMENT. This Agreement constitutes and contains the entire agreement and understanding of the parties with respect to the subject matter hereof, and it also supersedes any and all prior negotiations, correspondence, agreements or understandings with respect to the subject matter hereof.

          14. MISCELLANEOUS.

          (a) This Agreement may not be amended, modified or terminated, and no rights or provisions may be waived, except with the written consent of each Investor and the Company.

          (b) This Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Massachusetts, and shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors or assigns, provided that the terms and conditions of Section 12 hereof are satisfied. This Agreement shall also be binding upon and inure to the benefit of any transferee of any of the Securities provided that the terms and conditions of Section 12 hereof are satisfied. Notwithstanding anything in this Agreement to the contrary, if at any time any Investor shall cease to own any Securities, all of such Investor's rights under this Agreement shall immediately terminate.

          (c) (i) Any notices, reports or other correspondence (hereinafter collectively referred to as "correspondence") required or permitted to be given hereunder shall be sent by courier (overnight or same day) or telecopy or

CUSIP No. 0002296781                                         Page 68 of 73 Pages


delivered by hand to the party to whom such correspondence is required or permitted to be given hereunder. The date of giving any notice shall be the date of its actual receipt.

               (ii) All correspondence to the Company shall be addressed as follows:

                           Cubist Pharmaceuticals, Inc.
                           24 Emily Street
                           Cambridge, MA 02139
                           Attention: Scott M. Rocklage,
                           President and Chief Executive Officer
                           Telecopier (617) 576-0232

                    with a copy to:

                           Bingham Dana LLP
                           150 Federal Street
                           Boston, MA 02110
                           Attention:   Justin P. Morreale, Esq.
                                                 and
                                        Julio E. Vega, Esq.
                           Telecopier:  (617) 951-8736

               (iii) All correspondence to any Investor shall be sent to such Purchaser at the address set forth in Exhibit A.

          (d) Any entity may change the address to which correspondence to it is to be addressed by notification as provided for herein.

          (e) The parties acknowledge and agree that in the event of any breach of this Agreement, remedies at law may be inadequate, and each of the parties hereto shall be entitled to seek specific performance of the obligations of the other parties hereto and such appropriate injunctive relief as may be granted by a court of competent jurisdiction.

          (f) This Agreement may be executed in a number of counterparts, any of which together shall for all purposes constitute one Agreement, binding on all the parties hereto notwithstanding that all such parties have not signed the same counterpart.

CUSIP No. 0002296781                                         Page 69 of 73 Pages


          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.


                                       CUBIST PHARMACEUTICALS, INC.


                                       By:_____________________________________
                                              Scott M. Rocklage, President


                                       INITIAL INVESTORS:

                                       SOFINOV SOCIETE FINANCIERE D'INNOVATION
                                       INC.

                                       By:_____________________________________
                                       Name:
                                       Title:


                                       By:_____________________________________
                                       Name:
                                       Title:


                                       ADVENT INTERNATIONAL


                                       By:_____________________________________
                                       Name:
                                       Title:

CUSIP No. 0002296781                                         Page 70 of 73 Pages


                                       SPECIAL SITUATIONS PRIVATE EQUITY
                                       FUND, L.P.


                                       By:   MG Advisers, L.L.C.,
                                             General Partner


                                       By:_____________________________________
                                       Name:
                                       Title:


                                       INTERNATIONAL BIOTECHNOLOGY TRUST plc



                                       Name:
                                       Title:

CUSIP No. 0002296781                                         Page 71 of 73 Pages

                                    EXHIBIT A
                                Name and Address

SOFINOV SOCIETE
FINANCIERE
D'INNOVATION INC.
Address:
1981, Avenue McGill College
7e etage
Montreal, Quebec H3A 3C7


ROVENT II LIMITED
PARTNERSHIP
Address:
c/o Advent International
101 Federal Street
Boston, MA 02110


BIOTECHNOLOGY DEVELOP-
MENT FUND, L.P.
Address:
c/o BioAsia
575 High Street,
Suite 201
Palo Alto, CA 94301


BIOTECHNOLOGY DEVELOP-
MENT FUND III, L.P.
Address:
c/o BioAsia
575 High Street
Suite 201
Palo Alto, CA 94301


BIOCAPITAL INVESTMENTS
LIMITED PARTNERSHIP
Address:
3690, rue de la Montague
Montreal, H3G 248 CANADA


CLARION CAPITAL
CORPORATION
Address:
1801 East 9th Street
Cleveland, OH 44114

CUSIP No. 0002296781                                         Page 72 of 73 Pages


LANCASTER INVESTMENT
PARTNERS
Address:
500 N. Gulph, Suite 110
King of Prussia, PA 19406


CPR (USA) INC.
Address:
c/o Liberty View Capital
101 Hudson Street, Suite 3700
Jersey City, NJ 07302


NEW YORK LIFE INSURANCE
COMPANY
Address:
51 Madison Avenue
New York, NY 10010


PORTER PARTNERS, L.P.
Address:
100 Shoreline Avenue, Suite 211B
Mill Valley, CA 94941


MICHAEL T. JACKSON TRUST,
NEW TECHNOLOGIES FUND
Address:
c/o Emerging Growth MGMT Co.
One Embarcadero Center, Ste 2410
San Francisco, CA 94111

CUSIP No. 0002296781                                         Page 73 of 73 Pages


SPECIAL SITUATIONS
PRIVATE EQUITY FUND, L.P.
Address:
153 East 53rd Street
New York, NY 10022


SPECIAL SITUATIONS FUND
III, L.P.
Address:
153 East 53rd Street
New York, NY 10022


SPECIAL SITUATIONS
CAYMAN FUND, L P.
Address:
153 East 53rd Street
New Yolk, NY 10022


INTERNATIONAL
BIOTECHNOLOGY TRUST plc
Address:
c/o Rothschild Asset Management
5 Arrows House
St. Swithin's Lane
London, EC48 NR ENGLAND


H & Q HEALTHCARE
INVESTORS, INC.
Address:
c/o Hambrecht & Quist Group
50 Rowes Wharf
Boston, MA 02110-3328

H & Q LIFE SCIENCES
INVESTORS, INC.
Address:
c/o Hambrecht & Quist Group
50 Rowes Wharf
Boston.  MA 02110-3328